EXHIBIT 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ACTIVE AERO GROUP HOLDINGS, INC.,
ROADRUNNER TRANSPORTATION SYSTEMS, INC.,
PROJECT FALCON MERGER CORP.
AND
PROJECT LASER HOLDINGS, LLC, AS THE REPRESENTATIVE

DATED AS OF AUGUST 8, 2014

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3.26.	Customers, Suppliers and Carriers	18
3.27.	Company Aircraft	18
3.28.	Export Compliance	19
3.29.	No Representations	19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		19

4.1.	Organization of Parent and Merger Sub	19
4.2.	Authority	19
4.3.	No Conflict	20
4.4.	Consents	20
4.5.	No Legal Actions	20
4.6.	Ownership and Activities of Merger Sub	20
4.7.	Financing	20
4.8.	R&W Insurance Policy	20
4.9.	Investigation by Parent and Merger Sub	20
4.10.	Solvency	21
4.11.	Brokers’ and Finders’ Fees	21
4.12.	No Representations	21

ARTICLE V COVENANTS		21

5.1.	Conduct of Business	21
5.2.	Access to Information; Confidentiality	22
5.3.	Satisfaction of Closing Conditions; Regulatory Matters	22
5.4.	Indemnification of Officers and Directors	23
5.5.	Employees; Benefit Plans	24
5.6.	Preservation of Records	24
5.7.	Bonus Payments	24
5.8.	Notice Regarding Changes	24
5.9.	Insurance Policies	25
5.10.	Stockholder Approval and Stockholder Notice	25
5.11.	Payoff Letters	25
5.12.	Non-Solicitation Agreement	25
5.13.	General Release	25
5.14.	Resignations	25
5.15.	No Solicitation	25
5.16.	Section 280G Matters	26
5.17.	Access to Assets	26

ARTICLE VI CONDITIONS PRECEDENT TO THE CLOSING		26

6.1.	Conditions to Each Party’s Obligations	26
6.2.	Conditions to the Obligation of Parent and Merger Sub	27
6.3.	Conditions to the Obligation of the Company	27

ARTICLE VII TERMINATION		28

7.1.	Termination	28
7.2.	Effect of Termination	28

ARTICLE VIII INDEMNIFICATION		29

8.1.	Survival of Representations and Warranties	29

8.2.	Indemnification	29
8.3.	Limitations on Liability; R&W Insurance Policy; Claims Procedure	30
8.4.	Purchase Price Adjustment	31

ARTICLE IX TAX MATTERS		31
9.1.	Taxes and Tax Refunds for Pre-Closing Tax Periods	31
9.2.	Allocation of Straddle Period Taxes	32
9.3.	Tax Returns	33
9.4.	Tax Contests	33
9.5.	Assistance and Cooperation	34
9.6.	Transfer Taxes	34
9.7.	Treatment of Payments	34

ARTICLE X DEFINITIONS; CONSTRUCTION		34

10.1.	Definitions	34
10.2.	Construction	42

ARTICLE XI GENERAL PROVISIONS		42

11.1.	Representative; Power of Attorney	42
11.2.	Expenses	43
11.3.	Public Announcements	43
11.4.	Notices	44
11.5.	Entire Agreement	45
11.6.	Severability	45
11.7.	Specific Performance	45
11.8.	Successors and Assigns; Assignment; Parties in Interest	45
11.9.	Amendment; Waiver	45
11.10.	Governing Law; Venue	45
11.11.	Waiver of Jury Trial	45
11.12.	Other Remedies	46
11.13.	Counterparts; Electronic Delivery	46

EXHIBITS

Exhibit A:    Form of Phantom Plan MOU
Exhibit B:    Form of Non-Solicitation Agreement
Exhibit C:    Form of General Release
Exhibit D:    R&W Insurance Policy

SCHEDULES

Schedule 1.6:        Resigning Officers

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AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger, dated as of August 8, 2014 (this “Agreement”), is entered into by and among Active Aero Group Holdings, Inc., a Delaware corporation (the “Company”), Roadrunner Transportation Systems, Inc., a Delaware corporation (“Parent”), Project Falcon Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Project Laser Holdings, LLC, a Delaware limited liability company, solely in its capacity as the Representative. Unless the context otherwise makes clear, capitalized terms used in this Agreement are defined in ARTICLE X.
BACKGROUND
A.    The Company, Parent and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with the terms and conditions of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), with the Company to be the surviving corporation in the Merger.
B.    The Board of Directors of the Company (the “Board”) has unanimously adopted resolutions (i) approving this Agreement and declaring its advisability, (ii) approving the transactions contemplated hereby, including the Merger, (iii) determining that the terms of the Merger are fair to, and in the best interests of, the Company and the Stockholders, (iv) directing that this Agreement be submitted to the Stockholders for consideration for adoption or rejection and (v) recommending that the Stockholders adopt this Agreement.
C.    The Boards of Directors of both Parent and Merger Sub have each unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, and authorizing Parent and Merger Sub to enter into this Agreement and to consummate the Merger, and Parent, in its capacity as the sole stockholder of Merger Sub, has adopted this Agreement and approved the transactions contemplated hereby, including the Merger.
D.    Immediately following the execution and delivery of this Agreement, the Company will deliver to Parent and Merger Sub a written consent of the Majority Stockholder adopting this Agreement and approving the transactions contemplated hereby, including the Merger.
E.    The Company, Parent and Merger Sub desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger as provided herein.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and of the mutual representations, warranties and agreements contained herein, the Parties hereby agree as follows:

ARTICLE I
THE MERGER
1.1.The Merger. At the Effective Time, and subject to and on the terms and conditions of this Agreement and in accordance with the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2.Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to ARTICLE VII, the closing of the transactions contemplated hereby (the “Closing”) shall take place via the electronic exchange of signature pages between the Parties at 10:00 a.m., Michigan time, on a date to be designated by Parent, which shall be no later than the second (2nd) Business Day, following the satisfaction or waiver of each of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time), or at such other time and place as shall be agreed in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
1.3.Effective Time. Subject to the provisions of this Agreement, concurrently with or as soon as practicable following the Closing, the Parties shall file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”) duly executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to give full effect to the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).
1.4.Effects of the Merger. The Merger shall have the effects provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.5.Certificate of Incorporation and Bylaws. At the Effective Time, (i) the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, except that Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety by the Certificate of Merger to read as follows: “The name of the corporation is Active Aero Group Holdings, Inc.”, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law, except that the name of the Surviving Corporation as stated in such bylaws shall be “Active Aero Group Holdings, Inc.”.
1.6.Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation at the Effective Time, and the officers of the Company immediately prior to the Effective Time, other than those officers set forth on Schedule 1.6 hereto who shall cease to be officers of the Company at the Effective Time, shall become the officers of the Surviving Corporation at the Effective Time, each to hold office from and after the Effective Time in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE II
EFFECT OF THE MERGER; MERGER CONSIDERATION
2.1.Conversion of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any Stockholder or any other Person:
(a)Except as otherwise provided in Section 2.1(b) and Section 2.2, each share of the Company’s Class A Voting Common Stock, par value $0.001 per share, and each share of the Company’s Class B Non-Voting Common Stock, par value $0.001 per share (collectively, “Company Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, an amount equal to (i) the Initial Per Share Merger Consideration when and as provided in Section 2.3, plus (ii) the payments, if any, to be made with respect to such share of Company Common Stock from the Representative Holdback Account when and as provided in Section 2.6, plus (iii) the payments, if any, to be made with respect to such share of Company Common Stock when and as provided in Sections 2.5(d), 9.1(d), 9.1(e) and 11.1(d) (taken together, the “Per Share Merger Consideration”).

(b)Each share of Company Common Stock held by the Company (or held in the treasury of the Company) or any direct or indirect, wholly owned subsidiary of the Company and each share of Company Common Stock held by Parent, Merger Sub or any other direct or indirect, wholly owned subsidiary of Parent shall be automatically canceled and retired and shall cease to exist and no payment or other consideration shall be made with respect thereto.
(c)Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation, so that, at the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.
2.2.Dissenting Shares. Shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration but instead shall be entitled to receive the fair value of such Dissenting Shares as may be determined to be due with respect to such Dissenting Shares pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall be automatically canceled and retired and shall cease to exist and such holder shall cease to have any rights with respect thereto except the rights set forth in Section 262 of the DGCL), unless and until such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal under the DGCL. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal, each such share of Company Common Stock shall be treated as if it had been converted at the Effective Time into the right to receive the Per Share Merger Consideration as and when provided in Section 2.1(a), without any interest thereon. The Company shall give Parent (i) prompt written notice of (x) any demands for appraisal pursuant to the DGCL received by the Company, (y) withdrawals of such demands, and (z) any other instruments served pursuant to the DGCL and received by the Company in connection with such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL prior to the Effective Time. The Company shall not, except with the prior written consent of Parent or as otherwise required by applicable Law, make any payment or agree to make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.
2.3.Payments to the Stockholders.
(a)Prior to the Closing Date, the Company shall distribute to each Stockholder of record a customary letter of transmittal in a form reasonably satisfactory to Parent (the “Letter of Transmittal”) for use in surrendering the Certificates held by such Stockholder (or in lieu thereof an Affidavit of Loss as provided in Section 2.3(e)) in exchange for the payments provided for in this Agreement.
(b)Each Stockholder who has, prior to the Effective Time, properly completed, executed and delivered to the Company (who shall promptly thereafter deliver a copy of such documents to Parent) a Letter of Transmittal and the Certificate(s) evidencing such Stockholder’s shares of Company Common Stock (or an Affidavit of Loss in lieu thereof) shall be entitled to receive from Parent at the Closing, and Parent shall pay or cause to be paid to each such Stockholder at the Closing, an amount equal to the Initial Per Share Merger Consideration multiplied by the number of shares of Company Common Stock represented by the Certificate(s) surrendered by such Stockholder (or referred to in the Affidavit of Loss delivered by such Stockholder in lieu thereof). All such payments pursuant to this Section 2.3(b) shall be made by check or by wire transfer as requested by such Stockholder in the Letter of Transmittal delivered by such Stockholder.
(c)With respect to each Stockholder who has not properly completed, executed and delivered a Letter of Transmittal to the Company prior to the Effective Time, or who has failed to deliver the Certificate(s) evidencing such Stockholder’s shares of Company Common Stock (or an Affidavit of Loss in lieu thereof), at the Closing, Parent shall deliver or cause to be delivered to an account specified by the Representative not less than two (2) Business Days prior to the Closing Date (the “Stockholder Payment Account”) an amount equal to the Initial Per Share Merger Consideration multiplied by the total number of shares of Company Common Stock held by all such Stockholders (other than Dissenting Shares), such funds to be held by the Representative in trust in the Stockholder Payment Account (subject to applicable abandoned property, escheat and similar Laws) for distribution to each such Stockholder when and as each such Stockholder delivers a properly completed and executed Letter of Transmittal and the Certificate(s) evidencing such Stockholder’s shares of Company Common Stock (or an Affidavit of Loss in lieu thereof) to the Representative (who shall promptly thereafter deliver such documents to Parent), at which time the Representative shall distribute or cause to be distributed to such Stockholder from the funds held by the Representative in the Stockholder Payment Account the same amount (payable in the same manner) as such Stockholder would have received from Parent under Section 2.3(b) if such Letter of Transmittal and Certificate(s) (or Affidavit of Loss in lieu thereof) had been delivered to the Company prior to the Effective Time. Following the Closing, any such Stockholder shall be entitled to look only to the Representative and the funds in the Stockholder Payment Account (subject to applicable abandoned property, escheat or similar Laws) and only as general creditors thereof with respect to the amount that such Stockholder is entitled to receive pursuant to this

Section 2.3(c) upon delivery to the Representative of a properly completed and executed Letter of Transmittal and the Certificate(s) evidencing such Stockholder’s shares of Company Common Stock (or an Affidavit of Loss in lieu thereof), without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Representative shall be liable to any Stockholder for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.
(d)In addition to the payments to be made to the Stockholders as provided in Section 2.3(b) and Section 2.3(c), the Stockholders shall also be entitled to receive the payments, if any, to be made with respect to the shares of Company Common Stock (i) from the Representative Holdback Account when and as provided in Section 2.6, and (ii) when and as provided in Sections 2.5(d), 9.1(d), 9.1(e) and 11.1(d).
(e)If any Certificate held by any Stockholder shall have been lost, stolen or destroyed, such Stockholder may, in lieu of delivering such Certificate with the Letter of Transmittal delivered in accordance with Section 2.3(b) or Section 2.3(c), complete, execute and deliver to the Company or the Representative, as applicable, an affidavit of loss and indemnity in a form reasonably satisfactory to Parent (an “Affidavit of Loss”).
(f)If payment of any portion of the amount payable pursuant to Section 2.1(a) is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Person requesting such payment (i) shall have paid any transfer and other Taxes required by reason of the payment of those amounts to a Person other than the registered holder of the Certificate surrendered, and shall have established to the satisfaction of Parent that such Tax has been paid, or (ii) shall have established to the satisfaction of Parent that such Tax is not applicable.
(g)In no event shall any Stockholder be entitled to receive interest on any of the funds to be received in connection with the Merger.
(h)At the Effective Time, (i) all holders of Certificates that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and each Certificate shall thereafter represent the right to receive, subject to the terms of this Agreement, the consideration referred to in Section 2.1(a) payable with respect to such shares of Company Common Stock, without interest, upon the surrender of such Certificate in accordance with the terms hereof and in the manner provided herein, or, if such shares of Company Common Stock are Dissenting Shares, the rights set forth in Section 2.2 hereof; and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time.
2.4.Other Payments by Parent at the Closing. At the Closing, Parent shall make or cause to be made the following payments by wire transfer of immediately available funds:
(a)On the Company’s behalf, to the holders of the Closing Debt, the amount necessary to repay in full all such Closing Debt as set forth in the Payoff Letters to be delivered by the Company to Parent pursuant to this Agreement, such payments to be remitted to the accounts and in the amounts specified in such Payoff Letters.
(b)On the Company’s behalf, the amount necessary to pay the Unpaid Transaction Expenses (other than the Phantom Plan Amount and the Transaction Bonus Amount), such payments to be remitted to the accounts and in the amounts specified by the Company not less than two (2) Business Days prior to the Closing Date.
(c)To the Surviving Corporation, the Phantom Plan Amount and the Transaction Bonus Amount. As soon as practicable following the Effective Time, but in no event later than the first full payroll cycle following the Effective Time, the Surviving Corporation shall pay to each Phantom Plan Recipient the Initial Phantom Plan Payment payable to each such Phantom Plan Recipient pursuant to the Phantom Plan and shall pay the Transaction Bonuses to the recipients thereof, in each case to the Persons and in the amounts set forth in the Phantom Plan and Transaction Bonus Schedule. The payments described in the preceding sentence shall be effected through the Surviving Corporation’s payroll processes.
(d)To the Representative, the Representative Holdback Amount, such payment to be remitted to an account specified by the Representative not less than two (2) Business Days prior to the Closing Date (the “Representative Holdback Account”).
2.5.Closing Statement; Post-Closing Payments.
(a)At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Closing Statement”) executed by the Company setting forth (i) the Company’s good faith estimate of (A) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (B) the Closing Cash (the “Estimated Closing Cash”), (C) the Closing Debt (the “Estimated Closing Debt”) and (D) the Unpaid Transaction Expenses (the “Estimated Unpaid Transaction

Expenses”), which Closing Statement shall quantify in reasonable detail the items constituting such Estimated Closing Net Working Capital, Estimated Closing Cash, Estimated Closing Debt and Estimated Unpaid Transaction Expenses, and in each case calculated in accordance with the terms and provisions of this Agreement, and (ii) on the basis of the foregoing, a calculation of the Estimated Merger Consideration and the Initial Per Share Merger Consideration. All such estimates shall be subject to Parent’s review and shall control solely for purposes of determining the amounts payable pursuant to Sections 2.3(b), 2.3(c), 2.4(a) and 2.4(b) and shall not limit or otherwise affect Parent’s remedies under this Agreement or otherwise, or constitute an acknowledgement by Parent of the accuracy of the amounts reflected thereof.
(b)Within ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Representative a statement (the “Final Closing Statement”) executed by Parent setting forth (i) Parent’s determination of the Closing Net Working Capital, Closing Cash, Closing Debt and Unpaid Transaction Expenses, which Final Closing Statement shall quantify in reasonable detail the items constituting such Closing Net Working Capital, Closing Cash, Closing Debt and Unpaid Transaction Expenses reflected in the Final Closing Statement, and in each case calculated in accordance with the terms and provisions of this Agreement (ii) on the basis of the foregoing, a calculation of the Final Merger Consideration.
(c)The Final Closing Statement and the calculation of the Final Merger Consideration set forth therein shall be final and binding on the Parties and the Stockholders unless the Representative, on behalf of the Stockholders, delivers to Parent, within sixty (60) days following the Representative’s receipt of the Final Closing Statement (the “Objection Period”), a written notice (the “Objection Notice”) advising Parent that the Representative disputes Parent’s calculations set forth in the Final Closing Statement. Such Objection Notice shall describe the nature of any such disagreement in reasonable detail, identifying the specific items as to which the Representative disagrees and shall be accompanied by reasonable supporting documentation. During the Objection Period, Parent shall cause the Surviving Corporation and its Subsidiaries to provide the Representative and the Representative’s advisors with reasonable access (including on-site access and electronic access to the extent available) during regular business hours and upon reasonable notice to all relevant books and records and employees (including key accounting and finance personnel) of the Surviving Corporation and its Subsidiaries to the extent reasonably necessary to review the matters and information used to prepare and to support the Final Closing Statement, all in a manner not unreasonably interfering with the business of the Surviving Corporation and its Subsidiaries. All fees, costs and expenses of the Representative relating to the review of the Final Closing Statement shall be borne by the Stockholders out of the Representative Holdback Account and all fees, costs and expenses of Parent or the Surviving Corporation relating thereto shall be borne by Parent. If the Representative timely delivers an Objection Notice during the Objection Period pursuant to this Section 2.5(c), then the Representative, on behalf of the Stockholders, and Parent shall attempt in good faith to resolve all such matters identified in such Objection Notice. If the Representative and Parent are unable to resolve all such disagreements within thirty (30) days after the receipt by Parent of the Objection Notice (or such longer period as may be agreed in writing by Parent and the Representative), then the remaining disputed matters (the “Disputed Matters”) shall be promptly submitted to the Accounting Arbitrator for binding resolution. The Accounting Arbitrator will consider only the Disputed Matters and shall resolve such Disputed Matters in accordance with the terms and provisions of this Agreement. The Accounting Arbitrator shall issue a written report setting forth its determination with respect to the Disputed Matters and the Final Merger Consideration, which determination shall be final and binding upon the Parties and the Stockholders. The fees and expenses of the Accounting Arbitrator incurred in connection with the determination of the Disputed Matters and the Final Merger Consideration shall be paid by Parent and by the Representative (on behalf of the Stockholders, to be paid from the Representative Holdback Account) based on the relative success of their positions as compared to the final determination of the Accounting Arbitrator. By way of example, if Parent has taken the position that the Final Merger Consideration was $1,000,000 less than the Estimated Merger Consideration and the Representative has taken the position that the Final Merger Consideration was $500,000 greater than the Estimated Merger Consideration, and the Accounting Arbitrator finally determines that the Final Merger Consideration was equal to the Estimated Merger Consideration, then Parent shall pay two thirds of the fees and expenses of the Accounting Arbitrator and the Representative (on behalf of the Stockholders) shall pay one third of the fees and expenses of the Accounting Arbitrator. Parent and the Representative shall, and Parent shall cause the Surviving Corporation to, cooperate fully with the Accounting Arbitrator and respond on a timely basis to all requests for information or access to documents or personnel made by the Accounting Arbitrator, all with the intent to fairly and in good faith resolve the Disputed Matters as promptly as reasonably practicable.
(d)If the Final Merger Consideration, as finally determined in accordance with Section 2.5(c), is less than the Estimated Merger Consideration, then the Representative shall pay to Parent the amount of such difference by wire transfer of immediately available funds from the Representative Holdback Account within five (5) Business Days after the final determination of such Final Merger Consideration; provided, however, that if the amount of such difference is greater than the amount of funds then remaining in the Representative Holdback Account (such amount, the “Shortfall Amount”), then (i) the Representative shall pay to Parent the amount then remaining in the Representative Holdback Account and (ii) the Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, pay to Parent the Shortfall Amount, each within five (5) Business Days after the final determination of such Final Merger Consideration. If the Final Merger Consideration, as finally determined in accordance with Section 2.5(c), is greater than the Estimated Merger Consideration, then

Parent or the Surviving Corporation shall pay to the Representative (for further payment to the Stockholders, subject to Section 11.1(c), in accordance with their respective Equity Ownership Percentages and the payment instructions set forth in their respective Letters of Transmittal) the amount of such difference by wire transfer of immediately available funds within five (5) Business Days after the final determination of such Final Merger Consideration.
2.6.Payments from the Representative Holdback Account. The Representative shall retain custody over the funds in the Representative Holdback Account until all payments to be made pursuant to Section 2.5(d) have been made. After such time, the Representative shall pay any funds that remain in the Representative Holdback Account to the Stockholders, in accordance with their respective Equity Ownership Percentages and the payment instructions set forth in their respective Letters of Transmittal, at such time or times as the Representative shall reasonably determine to be appropriate, taking into account the provisions of Section 11.1(c).
2.7.Additional Payments to Phantom Plan Recipients. From time to time following the Closing, upon the written request of the Representative delivered to the Surviving Corporation and in accordance with, and subject to, this Section 2.7, the Surviving Corporation shall pay to each Phantom Plan Recipient specified by the Representative in such written request the amount or amounts requested by the Representative in such written request. The payment of such amounts shall be effected through the Surviving Corporation’s payroll processes as part of the first full payroll cycle occurring more than seven (7) Business Days following the delivery of such written request to the Surviving Corporation. The Representative shall pay to the Surviving Corporation by wire transfer of immediately available funds no later than two (2) Business Days prior to the date of such payroll cycle (i) the aggregate amount of such requested payments, plus (ii) the aggregate Transaction Payroll Taxes to be incurred in connection with such requested payments.
2.8.Withholding; Deductions. Each of Parent, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts payable by it pursuant to this Agreement any withholding Taxes or other amounts required by Law to be deducted and withheld. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid prior to the Closing to the Person in respect of which such deduction and withholding was made. The Company or its Subsidiaries shall claim all income Tax deductions permitted to be claimed by Law (with substantial authority) with respect to the payment of any Transaction Expenses and the payment of any Closing Debt at or after the Closing pursuant to Sections 2.4(a), 2.4(b) and 2.4(c) in the final Tax Returns of the Company or its Subsidiaries for the Tax period ending on the Closing Date, and Parent shall not take any action, or permit the Surviving Corporation to take any action, inconsistent therewith.
2.9.Further Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all properties, rights, privileges, powers and franchises of Merger Sub and the Company, the officers and directors of Parent and the Surviving Corporation shall be empowered to take such action, so long as such action is not inconsistent with this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to such exceptions as are disclosed in the disclosure letter dated the date of this Agreement and delivered herewith to Parent (the “Disclosure Letter”) referencing the appropriate Section or subsection of this ARTICLE III (or as may be otherwise readily apparent as responsive to any other Section of this ARTICLE III), the Company hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement and as of the Closing as follows:
3.1.Organization and Qualification of the Company.
(a)The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.
(b)The Company has made available to Parent a correct and complete copy of the Company’s Constitutional Documents, each as amended and in effect as of the date hereof. The Company’s Constitutional Documents are in full force and effect and the Company is not in violation of any provision of its Constitutional Documents. The stock and minute books of the Company made available to Parent for review are correct and complete, no further entries have been made through the date of this Agreement, and such stock and minute books contain an accurate record of all material corporate actions of the Board (and any committees thereof) and stockholders of the Company taken by written consent or at a meeting since the Acquisition Date.
3.2.Organization and Qualification of the Subsidiaries.
(a)Except for the Subsidiaries listed in Section 3.2 of the Disclosure Letter, the Company does not own or control, and has never owned or controlled, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, other business entity or Person. The Company does not have, and has never had, any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of, or otherwise financially support any corporation, partnership, limited liability company, joint venture or other business entity.
(b)Section 3.2 of the Disclosure Letter sets forth, as of the date of this Agreement, the name of each Subsidiary of the Company and, with respect to each such Subsidiary of the Company, the type of entity and the jurisdiction in which it is incorporated or organized. Each Subsidiary of the Company is duly organized, validly existing and in good standing (to the extent applicable) under the laws of its jurisdiction of incorporation or organization. Each Subsidiary of the Company has all requisite power and authority to own, lease and operate its properties and to carry on its business. Each Subsidiary of the Company is duly qualified or licensed to do business and is in good standing (to the extent applicable) as a foreign organization in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Section 3.2 of the Disclosure Letter lists each jurisdiction where each Subsidiary of the Company is duly qualified to do business as a foreign entity.
(c)The Company has made available to Parent a correct and complete copy of each of its Subsidiaries’ Constitutional Documents, each as amended and in effect as of the date hereof. The Constitutional Documents of each Subsidiary of the Company are in full force and effect and no Subsidiary of the Company is in violation of any provision of its Constitutional Documents. The stock and minute books of each Subsidiary of the Company made available to Parent for review are correct and complete, no further entries have been made through the date of this Agreement, and such stock and minute books contain an accurate record of all material actions of the Board of Directors (and any committees thereof) and stockholders (or other governing body) of each Subsidiary of the Company taken by written consent or at a meeting since the Acquisition Date.
3.3.Capitalization.
(a)Section 3.3(a) of the Disclosure Letter lists (i) the authorized Equity Securities of the Company and each of its Subsidiaries, (ii) the number and kind of Equity Securities of the Company that are issued and outstanding as of the date of this Agreement and the Stockholders of record thereof, and (iii) the number and kind of Equity Securities of each of the Company’s Subsidiaries that are issued and outstanding as of the date of this Agreement and the equity holders of record thereof. All of the outstanding Equity Securities of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights of any Person to acquire Equity Securities of the Company and/or any of its Subsidiaries. Except as set forth in Section 3.3(a) of the Disclosure Letter and except for rights granted to Parent under this Agreement, there are no outstanding options, warrants, calls, demands, stock appreciation rights, Contracts or other rights of any nature to purchase, obtain or acquire, obligating the Company or any of its Subsidiaries to repurchase or redeem, or otherwise relating to, or any outstanding securities or obligations convertible into or exchangeable for, or any voting agreements with respect to, any Equity Securities of the Company or any of its Subsidiaries. Immediately prior to the Effective Time, the Company will not have any outstanding Equity Securities other than shares of Company Common Stock as set forth in Section 3.3(a) of the Disclosure Letter. All of the outstanding Equity Securities of the Company and its Subsidiaries have been issued in compliance with all requirements of Laws and Contracts applicable to the Company and the Subsidiaries and their respective Equity Securities. To the Company’s Knowledge, all of the outstanding Equity Securities of the Company are owned by the Stockholders free and clear of any and all Liens of any kind whatsoever. No Equity Securities are held by the Company or any of its Subsidiaries as treasury stock.
(b)The Company has made available to Parent correct and complete copies of the Company’s 2012 Participation Plan (the “Phantom Plan”) and each grant agreement entered into in connection with each grant made pursuant to the Phantom Plan. Except for the Phantom Plan, the Company has not adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise) since the Acquisition Date. Except for the Phantom Plan, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company (whether payable in shares, cash or otherwise).

3.4.Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements executed and delivered or to be executed and delivered by the Company in connection with the transactions provided for hereby, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the Ancillary Agreements, the performance by the Company of all of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on the part of the Company, and no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements, the performance by the Company of all of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than the Stockholder Approval. This Agreement has been duly executed and delivered by the Company. This Agreement and each Ancillary Agreement to which the Company is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
3.5.No Conflict. Subject to the receipt of the Consents listed in Section 3.6(a) of the Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (a) result in the creation of any Lien upon any of the properties or assets of the Company or its Subsidiaries, (b) conflict with the Constitutional Documents of the Company or any of its Subsidiaries, each as amended to date, or (c) conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, Consent or waiver under, or result in the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any Contract, Law, Permit or Judgment binding upon or applicable to the Company, any of its Subsidiaries or any of their respective properties or assets.
3.6.Consents; Stockholder Approval.
(a)Section 3.6(a) of the Disclosure Letter lists each Consent, waiver, order, approval or authorization of, and each registration, declaration and filing with, and each notice to, any Governmental Entity or other Person that is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and/or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) notices and filings required under the HSR Act and (iii) any filings that are required under any applicable federal or state securities laws.
(b)The Stockholder Approval is the only vote of the Stockholders required to adopt this Agreement and approve the Merger. Pursuant to Section 5.2 of the Stockholders Agreement, dated May 23, 2011, by and among the Company and the Stockholders (the “Stockholders Agreement”), the Company has the right to require that the Minority Stockholders (as defined therein) (x) vote all of the shares of Company Common Stock owned by them in favor of adopting this Agreement and approving the Merger and (y) waive any dissenters’ rights, appraisal rights or similar rights which they may have under applicable Law, including under Section 262 of the DGCL, with respect to the Merger.
3.7.Financial Statements.
(a)Section 3.7 of the Disclosure Letter sets forth (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2012 and 2013 and the audited consolidated statements of income and cash flows of the Company and its Subsidiaries for the fiscal years then ended, and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries (the “Company Balance Sheet”) as of June 30, 2014 (the “Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the six (6)-month period then ended (collectively, the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except that the unaudited interim Company Financial Statements do not contain footnotes and are subject to normal year-end adjustments, none of which are reasonably expected to have a material impact on the results of operations of the Company and its Subsidiaries. The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein. The books and records of the Company for the periods covered by the Company Financial Statements have been, and the current books and records of the Company are being, maintained in all material respects in accordance with applicable legal and accounting requirements, and the Company Financial Statements are consistent with such books and records.
(b)The accounts receivable reflected on the Company Balance Sheet, and all of the accounts receivable of the Company and its Subsidiaries arising since the Balance Sheet Date, arose from bona fide transactions in the ordinary course of business, and the goods and services involved have been sold, delivered and performed to the account obligors, and no further filings (with governmental agencies, insurers or others) are required to be made, no further goods are required to be provided and no further services are required to be rendered to properly reflect such accounts receivable on a balance sheet in accordance with GAAP; provided, however, that there is no guaranty or assurance that any accounts receivable of the Company or any of its Subsidiaries will actually be collected. No such account has been assigned or pledged to any Person and, except only to the extent fully reserved against as set forth on the Company Balance Sheet, no defense or set-off to any such account has been asserted by the account obligor or exists.
(c)The Company and its Subsidiaries maintain in all material respects an adequate system of internal controls and procedures of the accounting practices, procedures and policies employed by the Company and its Subsidiaries. Since the Acquisition Date, there have not been any significant deficiencies or material weaknesses in the financial reporting of the Company and its Subsidiaries which are or were reasonably likely to materially and adversely affect the ability to record, process, summarize and report financial information, or any fraud (whether or not material) that involved management or other employees who have or had a significant role in financial reporting.
3.8.No Undisclosed Liabilities. Except for (i) the liabilities reflected or reserved against on the Company Balance Sheet, (ii) trade payables and accrued expenses incurred by the Company or its Subsidiaries since the Balance Sheet Date in the ordinary course of business, (iii) executory contract obligations under (x) Contracts listed in Section 3.13 of the Disclosure Letter, and/or (y) Contracts not required to be listed in Section 3.13 of the Disclosure Letter, and (iv) liabilities with respect to matters that are the subject of other representations and warranties of the Company included in this ARTICLE III, neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with GAAP).
3.9.Absence of Certain Changes. Since the Balance Sheet Date, (i) there have not been any events, occurrences, changes, developments or circumstances that had, or would reasonably be anticipated to have, a Company Material Adverse Effect, and (ii) neither the Company nor any of its Subsidiaries has taken any action of the type referred to in Section 5.1 that would require the consent of Parent under Section 5.1 if proposed to be taken after the date hereof.
3.10.Title to Assets and Properties; Equipment and Other Tangible Properties.
(a)The Company and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, a valid leasehold interest in, or otherwise have a valid legal right to use, all of their respective material tangible personal assets and properties (i) reflected on the Company Balance Sheet, other than assets and properties disposed of in the ordinary course of business since the Balance Sheet Date, or (ii) necessary to conduct the business and operations of the Company and its Subsidiaries as currently conducted. All of said properties and assets that are owned by the Company or any of its Subsidiaries are owned free and clear of any Liens, other than Permitted Liens.
(b)The equipment, furniture, machinery, tractors, trailers, other vehicles, aircraft, engines, spare parts, structures, fixtures and other tangible property of the Company and its Subsidiaries (the “Tangible Company Properties”) are (i) in good operating condition and repair consistent with normal industry standards, except for ordinary wear and tear, and except for such Tangible Company Properties as shall have been taken out of service on a temporary basis for repairs or replacement consistent with the prior practices of the Company and its Subsidiaries and normal industry standards, and (ii) in compliance in all material respects with all federal and state safety standards. To the Company’s Knowledge, the Tangible Company Properties are free of any structural or engineering defects, and since the Acquisition Date there has not been any significant interruption of the business of the Company and its Subsidiaries due to inadequate maintenance or obsolescence of the Tangible Company Properties.
3.11.Owned and Leased Real Property.
(a)Section 3.11(a) of the Disclosure Letter contains a list of each lease or license pursuant to which the Company or any of its Subsidiaries leases or licenses the use or occupancy of any real property as of the date of this Agreement (each, a “Lease” and, such real property, the “Leased Real Property”). Each Lease is valid and binding on the Company and any of its Subsidiaries party thereto and, to the Company’s Knowledge, each other party thereto, and is in full force and effect. There is no material breach or default under any Lease by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto. No event has occurred that with or without the lapse of time or the giving of notice or both would constitute a material breach or default under any Lease by the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party thereto. The Company or one of its Subsidiaries that is either the tenant or licensee named under a Lease has a good and valid leasehold interest in each parcel of real property that is subject to the Lease and is in possession of the properties purported to be leased or licensed thereunder. Neither the Company, any of its Subsidiaries nor any of their respective authorized agents or employees has received written notice of any claimed abatements, offsets, defenses or other bases for relief or adjustment with respect to any Lease.
(b)Section 3.11(b) of the Disclosure Letter contains a list of all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable fee simple title to the Owned Real Property and to all of the buildings, structures and other improvements thereon free and clear of all Liens other than Permitted Liens. There are no outstanding agreements, options, rights of first offer or rights of first refusal on the part of any Person to purchase any Owned Real Property.
(c)With respect to each Leased Real Property and Owned Real Property, (i) there are no pending or, to the Company’s Knowledge, contemplated, rezoning or special designation proceedings affecting any of the Leased Real Property or the Owned Real Property, (ii) there are no pending or, to the Company’s Knowledge, threatened, condemnation proceedings related to any of the Leased Real Property or the Owned Real Property, and (iii) all of the buildings, structures, appurtenances and other improvements situated on any of the Leased Real Property or the Owned Real Property have been maintained in accordance with the Company’s usual business practices, and are in good operating condition and in a state of good maintenance and repair, are adequate for the purposes for which they are presently being used and, with respect to each, the Company and its Subsidiaries have adequate rights of ingress and egress for operation of their respective businesses in the ordinary course of business, and none of such buildings, structures, appurtenances, fixtures or other improvements, nor the operation or maintenance thereof, violates any restrictive covenant, applicable building, zoning or other land-use Laws.
3.12.Intellectual Property.
(a)Section 3.12(a) of the Disclosure Letter (i) sets forth a list and description of all Registered Intellectual Property included in the Company Intellectual Property and (ii) specifies, where applicable, the jurisdictions in which any Registered Intellectual Property has been registered or in which an application for such registration has been filed, including the respective registration or application numbers and the names of all registered owners. The Company Intellectual Property includes all intellectual property rights necessary for the Company and its Subsidiaries to conduct their businesses as presently being conducted. No interest in the Company Intellectual Property has been assigned, transferred, licensed or sublicensed by the Company or any of its Subsidiaries to any Person. The Company and its Subsidiaries are in compliance in all material respects with all legal requirements applicable to the Company Intellectual Property and the Company’s and its Subsidiaries’ ownership and use thereof.
(b)The Company and its Subsidiaries are the sole owners of all right, title and interest in and to the Registered Intellectual Property owned by them, and all governmental fees as well as all registration, maintenance and renewal fees associated therewith and due as of the date hereof have been paid in full. With respect to the Registered Intellectual Property, such registrations, filings or issuances were duly made and remain in full force and effect. With respect to all Company Intellectual Property, the Company or one of its Subsidiaries either owns such Company Intellectual Property free and clear of any and all Liens (other than Permitted Liens) or, with respect to the Company Intellectual Property which is not owned by the Company or one of its Subsidiaries, the Company or one of its Subsidiaries are validly licensed or otherwise possess valid and enforceable rights to use such Company Intellectual Property as currently used in the conduct of business operations of the Company and its Subsidiaries. No royalties, honorariums or fees are payable by the Company or any of its Subsidiaries to any Person by reason of the ownership or use of any of the Company Intellectual Property.
(c)Neither the Company nor any of its Subsidiaries in the operation of its businesses, no service of the Company or any of its Subsidiaries and no utilization of the Company Intellectual Property by or on behalf of the Company or any of its Subsidiaries infringes, violates or misappropriates the intellectual property rights of any third party. Since the Acquisition Date, there have been no claims made against the Company or any of its Subsidiaries asserting the infringement, violation, misappropriation, invalidity, abuse, misuse or unenforceability of any of the Company Intellectual Property and, to the Company’s Knowledge, no grounds for any such claims exist. Since the Acquisition Date, neither the Company nor any of its Subsidiaries has received any written notice that it is in conflict with or infringing upon the asserted intellectual property rights of others in connection with the Company Intellectual Property. Neither the Company nor any of its Subsidiaries has made any claim of any violation or infringement by others of any of the Company Intellectual Property or interests therein and, to the Company’s Knowledge, no grounds for any such claims exist.
(d)Section 3.12(d) of the Disclosure Letter identifies all license agreements as to which the Company or any of its Subsidiaries is a party and pursuant to which the Company or any of its Subsidiaries is authorized to use, or authorizes any third party to use, any Company Intellectual Property (other than commercial off-the-shelf software licenses). None of the Company or its Subsidiaries nor, to the Company’s Knowledge, any other party or parties thereto, is in violation or default in any material respect of any such license agreements.

(e)No former or current employees, agents, consultants and independent contractors of the Company or its Subsidiaries have (i) asserted any claim against the Company or its Subsidiaries in connection with such Person’s involvement in the conception and development of any Intellectual Property, and, to the Company’s Knowledge, no such claim has been threatened, or (ii) been named as an inventor on any patent owned by, or pending patent application by, the Company or any of its Subsidiaries for any device, process, design or invention of any kind now used or needed by the Company or its Subsidiaries in the furtherance of their businesses, except for inventions that have been assigned to the Company or its Subsidiaries, with an assignment thereof duly recorded in the U.S. Patent and Trademark Office.
(f)The Company and its Subsidiaries have implemented policies and procedures to protect and maintain their trade secrets and confidential information, including by requiring the execution of confidentiality and non-disclosure agreements prior to disclosing confidential information to Persons who have access to Company Software, by implementing password protection and other authentication mechanisms, and by restricting physical access to sensitive information, data and processes. Since the Acquisition Date, to the Company’s Knowledge, (i) no Person has gained unauthorized access to any Company Intellectual Property or the information technology systems of the Company or its Subsidiaries, and (ii) except in the ordinary course of business, no disclosure has been made by the Company or any of its Subsidiaries to a third party of any material confidential information, trade secrets or other proprietary information belonging to the Company or any of its Subsidiaries.
(g)The Company Intellectual Property (including the Company Software) owned by the Company or any of its Subsidiaries was either (i) developed by employees of the Company or its Subsidiaries within the scope of their employment or who have otherwise validly assigned their rights to the Company or its Subsidiaries pursuant to written agreements; (ii) developed by independent contractors or consultants who have validly assigned their rights to the Company or its Subsidiaries pursuant to written agreements; or (iii) otherwise acquired or licensed by the Company or its Subsidiaries from a third party.
3.13.Contracts.
(a)Section 3.13 of the Disclosure Letter lists each of the following Contracts to which the Company or one of its Subsidiaries is a party or by which any of their respective assets is bound:
(i)any Contract relating to the employment or retention of consulting services of any Person (including employment agreements, consulting agreements, severance arrangements, retention arrangements, change of control arrangements, transaction bonus or payment arrangements and any Contracts related to employee benefits or compensation or payments to any Company employees that are not available on the same terms to employees of the Company and its Subsidiaries generally);
(ii)any Contract containing a covenant not to compete or other covenant restricting the development, marketing, sale or distribution of the services of the Company or any of its Subsidiaries or otherwise restricting or limiting the ability of the Company or any of its Subsidiaries to do business;
(iii)any Contract with any current or former officer, director, employee, consultant or Stockholder of the Company or any of its Subsidiaries (other than employment and consulting Contracts covered by clause (i) above);
(iv)any lease, sublease or similar Contract with any Person under which the Company or any of its Subsidiaries (A) is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Company or any of its Subsidiaries, in any such case in the foregoing clause (A) or in this clause (B) which has an aggregate future liability or receivable, as the case may be, in excess of $150,000;
(v)any Contract requiring payments to or from the Company or any of its Subsidiaries in excess of $150,000 annually;
(vi)any Contract for capital expenditures by the Company or any of its Subsidiaries in excess of $150,000;
(vii)any Contract evidencing, securing or otherwise relating to Debt incurred by the Company or any of its Subsidiaries, including guarantees of such Debt by the Company or any of its Subsidiaries;
(viii)any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made, committed to make or is otherwise obligated to make any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than extensions of trade credit in the ordinary course of business), in any such case which, individually or together with any similar advances, loans, extensions of credit, capital contributions or investments (and any commitments or obligations to make any of the foregoing), is in excess of $150,000;

(ix)any guaranty, surety or performance bond or letter of credit issued or posted, as applicable, by the Company or any of its Subsidiaries;
(x)any Contract under which any Governmental Entity has any material rights or that requires consent, approval or waiver of, or notice to, a Governmental Entity in connection with the Merger;
(xi)any preferential purchase right, right of first refusal or similar Contract;
(xii)any Contract for any joint venture, partnership or similar arrangement;
(xiii)any Contract with any Material Customer, Material Supplier, or Material Carrier;
(xiv)any Contract relating to or concerning Company Intellectual Property; and
(xv)any Contract that grants a counterparty “most favored nation” or similar rights.
(b)All Contracts listed or required to be listed in Section 3.13 of the Disclosure Letter (the “Company Material Contracts”) are valid and binding on the Company and any of its Subsidiaries party thereto and, to the Company’s Knowledge, each other party thereto, and are in full force and effect. The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by them to date under the Company Material Contracts, and they are not (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder and, to the Company’s Knowledge, no other party to any Company Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder. Neither the Company nor any of its Subsidiaries has received any written (or, to the Company’s Knowledge, oral) notice of the intention of any party to terminate, cancel or not renew (to the extent applicable) any Company Material Contract.
3.14.Litigation.
(a)There is no Legal Action pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets. None of the Company, any of its Subsidiaries or their respective properties or assets is subject to any Judgment that materially impairs the Company’s or such Subsidiary’s ability to operate. Section 3.14(a) of the Disclosure Letter lists all material Legal Actions relating to the Company and its Subsidiaries that were pending, settled or adjudicated since the Acquisition Date.
(b)There is no Legal Action pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets or otherwise that would reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner or that in any manner draws into question the validity of this Agreement.
3.15.Compliance with Laws. The Company and each of its Subsidiaries are, and at all times since the Acquisition Date have been, in material compliance with all applicable Law. Without limiting the generality of the foregoing, (i) no formal or informal non-routine administrative, civil or criminal investigation, audit or review relating to the Company or any of its Subsidiaries is being (or since the Acquisition Date has been) conducted by any commission, board or other Governmental Entity, and, to the Company’s Knowledge, no such investigation, audit or review is scheduled, pending or threatened, and (ii) neither the Company nor any of its Subsidiaries has received or entered into any citations, complaints, consent orders, imminent hazard orders, revocations of authority, compliance schedules or other similar enforcement orders, or has received any written notice from any Governmental Entity or any other written notice that would indicate that there is not currently material compliance with all such applicable Law or Judgment, and (iii) neither the Company nor any of its Subsidiaries is in material default under, and, to the Company’s Knowledge, no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a material default under, or material breach or violation of, any Law, Judgment or Permit applicable to the Company and its Subsidiaries.
3.16.Permits and Authorizations.
(a)The Company and each of its Subsidiaries possesses all material Permits required to own or hold under lease and operate its assets and to conduct its business as currently conducted, all of which are listed in Section 3.16(a) of the Disclosure Letter, including (i) DOT certificates of public convenience and necessity for both (A) interstate charter air transportation of persons, property and mail and (B) foreign charter air transportation of persons, property and mail, as issued by DOT Order 2003-11-24; (ii) FAA Air Carrier’s Certificate No. Y2PA154Y; and (iii) an FAA-approved and compliant Drug & Alcohol testing program. All such Permits are in full force and effect, and the Company and its Subsidiaries have complied in all material respects with all terms and conditions thereof. Neither the Company nor any of its Subsidiaries has received written (or, to the Company’s Knowledge, oral) notice of any Legal Action relating to the revocation, violation, forfeiture or modification of any such Permits and, to the Company’s Knowledge, no such Legal Action is threatened, and no Legal Action has been taken or, to the Company’s Knowledge, threatened in connection with the expiration or renewal of such Permits which could reasonably be expected to materially adversely affect the ability of the Company and its Subsidiaries to own, operate, use or maintain any of their assets or properties or to conduct their businesses and operations as presently conducted. The Company and each of its Subsidiaries have at all times been in compliance in all material respects with all Permits held by it. No violations have occurred that remain uncured, unwaived or otherwise unresolved, or are occurring in respect of any such Permits, other than immaterial violations. To the Company’s Knowledge, (i) no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable Law may be obtained only after the Closing, and (ii) there exists no set of facts which would reasonably be expected to result in the recall, withdrawal or suspension of any registration, license or other Permit, approval or consent of any Governmental Entity with respect to the Company or any its Subsidiaries. There is not pending or, to the Company’s Knowledge, threatened, any Legal Action, written (or to the Company’s Knowledge, oral) notice of violation, order of forfeiture, or written (or to the Company’s Knowledge, oral) complaint or investigation against the Company or its Subsidiaries or their employees relating to any Permits, clearances, concessions, operating certificates and authorizations, takeoff and landing slots and other similar grants of rights or privileges held or required to be held by the Company or its Subsidiaries or their employees by or before the FAA, the National Transportation Safety Board, the DOT, the U.S. Transportation Security Administration or any other Governmental Entity. To the Company’s Knowledge, all Persons employed or engaged by the Company or any of its Subsidiaries which are required to hold Permits as a result of or in connection with their job functions with the Company or any of its Subsidiaries hold all such Permits, and the Company and its Subsidiaries have implemented commercially reasonable controls designed to provide reasonable assurance that all such Persons maintain such requisite Permits in full force and effect at all relevant times.
(b)Section 3.16(b) of the Disclosure Letter sets forth a list of all material authorizations, consents, approvals, franchises, licenses and permits of Persons (other than Governmental Entities) that are required to be obtained by the Company or its Subsidiaries for the operation of their businesses as presently operated (the “Other Person Authorizations”). All of the Other Person Authorizations have been duly issued or obtained and are in full force and effect, and the Company and its Subsidiaries are in compliance in all material respects with the terms of all the Other Person Authorizations. To the Company’s Knowledge, (i) there are no facts that would cause the Company or any of its Subsidiaries to believe that the Other Person Authorizations will not be renewed by the appropriate Person in the ordinary course, and (ii) each of the Other Person Authorizations will continue in full force and effect following the Closing without (A) the occurrence of any breach, default or forfeiture of rights thereunder, or (B) the consent, approval or act of, or the making of any filings with, any Person.
3.17.Insurance. Section 3.17 of the Disclosure Letter sets forth as of the date of this Agreement all insurance policies covering the assets, business, equipment, properties, operations or Employees of the Company or any of its Subsidiaries, all of which are in full force and effect. Such insurance policies are sufficient for compliance by the Company and its Subsidiaries in all material respects with all applicable Laws and all Contracts listed or required to be listed in Section 3.13 of the Disclosure Letter. Section 3.17 of the Disclosure Letter sets forth a correct and complete list of all claims by the Company or any of its Subsidiaries pending under any of such policies. There is no claim by the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds and, to the Company’s Knowledge, there is no pending claim that will exceed the policy limits. All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies. None of the insurance carriers has provided written (or, to the Company’s Knowledge, oral) notice to the Company or any of its Subsidiaries of its intention to cancel any such policy or to materially increase any insurance premiums, or that any insurance required to be listed in Section 3.17 of the Disclosure Letter will not be available in the future on substantially the same terms as currently in effect.
3.18.Environmental Matters.
(a)All reports in the possession of the Company or any of its Subsidiaries concerning environmental investigations, audits, assessments and remedial activities conducted by or on behalf of any of them since December 31, 2007 have been made available to Parent.
(b)There are no Legal Actions pending or, to the Company’s Knowledge, threatened, against the Company or its Subsidiaries, or any claims, investigations, litigation or Judgments involving the Company or its Subsidiaries, relating to Environmental Laws or relating to any real property currently or formerly owned, leased or otherwise used by the Company or any of its Subsidiaries (collectively, “Environmental Claims”), the disposition of which may result in: (i) liability against the Company or any of its Subsidiaries for penalties, fines, environmental costs, damages, monitoring, maintenance of wells, testing, sampling, response, remedial or inspection costs or other monetary relief; (ii) interruption of the operations or business of the Company or any of its Subsidiaries; or (iii) the making of a capital expenditure.
(c)The Company and each of its Subsidiaries are, and at all times since the Acquisition Date have been, in material compliance with all applicable Environmental Laws.
(d)Neither the Company nor any of its Subsidiaries has received any written notice of violation, demand letter or notice of claim from a Governmental Entity or other Person with respect to any Environmental Claim or the presence of Hazardous Materials in, on, under, about, migrating onto or emanating from any real property currently or formerly owned, leased or otherwise used by the Company or any of its Subsidiaries. Since the Acquisition Date, neither the Company, any of its Subsidiaries nor, to the Company’s Knowledge, any prior owner, lessee or operator of any real property currently or formerly owned, leased or otherwise used by the Company or any of its Subsidiaries, has caused or permitted any Hazardous Material to be used, generated, reclaimed, transported, released, treated, stored or disposed of in a manner which would reasonably form the basis for an Environmental Claim against the Company, any of its Subsidiaries or Parent. Since the Acquisition Date, no Hazardous Materials have been stored or otherwise located, and no underground storage tanks or surface impoundments have been located, on real property currently owned, leased or used by the Company or any of its Subsidiaries or, to the Company’s Knowledge, on adjacent parcels of real property or real property formerly owned, leased or used by the Company or any of its Subsidiaries. To the Company’s Knowledge, no part of any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries or any adjacent parcels of real property, including the groundwater located thereon, is presently contaminated by Hazardous Materials.
(e)Neither the Company nor any of its Subsidiaries has (i) entered into or agreed to any Judgment requiring compliance with any Environmental Law or the investigation or cleanup of Hazardous Materials, or (ii) assumed any liability of any Person for cleanup, compliance or required capital expenditures in connection with any Environmental Claim.
(f)To the Company’s Knowledge, there are no asbestos-containing materials or equipment or other devices containing polychlorinated biphenyls on, at or under the Owned Real Property or the Leased Real Property. Since the Acquisition Date, all damaged friable asbestos-containing materials that to the Company’s Knowledge are on or at the Owned Real Property or the Leased Real Property have been maintained, repaired, encapsulated or removed in accordance with applicable Environmental Laws.
3.19.Employment Matters.
(a)(i) There is not, and since the Acquisition Date there has not been, any labor strike, dispute, work stoppage or lockout pending or, to the Company’s Knowledge, threatened, against or affecting the Company or any of its Subsidiaries; (ii) to the Company’s Knowledge, no union organizational campaign, petition or other unionization activities is in progress with respect to the Employees of the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries has ever engaged in any unfair labor practices and there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened, before the National Labor Relations Board or any other applicable Governmental Entity; (iv) there are not any pending or, to the Company’s Knowledge, threatened, charges against the Company or any of its Subsidiaries or any of their Employees before the Equal Employment Opportunity Commission or any state or local agency responsible for the prevention of unlawful employment practices; and (v) neither the Company nor any of its Subsidiaries has received any written (or, to the Company’s Knowledge, oral) communication during the twelve (12) months immediately preceding the date of this Agreement of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of it and, to the Company’s Knowledge, no such investigation is in progress.
(b)The Company and each of its Subsidiaries (i) are, and at all times since the Acquisition Date have been, in compliance in all material respects with all applicable Laws respecting employment of labor, including those related to wages, hours, eligibility for and payment of overtime compensation, worker classification (including the proper classification of independent contractors and consultants), Tax withholding, collective bargaining, unemployment insurance, workers’ compensation, immigration, harassment and discrimination in employment, disability rights and benefits, affirmative action, plant closing and mass layoff issues, occupational safety and health Laws; (ii) have at all times since the Acquisition Date withheld and reported all amounts required by Law or by Contract to be withheld and reported with respect to wages, salaries and other payments to its employees; (iii) are not liable for any amount in respect of arrears of wages, Taxes or any penalty for failure to comply since the Acquisition Date with the Laws applicable to the foregoing; (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for its Employees (other than routine payments to be made in the normal course of business and consistent with past practice); and (v) have no leased employees.

(c)The Company and its Subsidiaries have properly classified in all material respects all individuals who perform services for the Company and its Subsidiaries as an employee or independent contractor and as exempt or non-exempt, and there is no proceeding pending or, to the Company’s Knowledge, threatened that challenges such classifications.
(d)The Company and its Subsidiaries are employing individuals who are lawfully permitted to work in the U.S. and the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws regarding immigration and/or employment of non-citizen workers. Neither the Company nor any of its Subsidiaries has been notified of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other applicable Governmental Entity charged with administration and enforcement of federal immigration laws concerning it, and neither the Company nor any of its Subsidiaries has received any “no match” notices from ICE, the Social Security Administration or the IRS within the previous twelve (12) months of the date of this Agreement.
(e)The Company has made available to Parent a correct and complete list of (i) all officers, directors and employees of the Company and its Subsidiaries as of the date of this Agreement, which list also contains each such employee’s job title, current base salary, and any bonus amounts paid with respect to 2013, and (ii) each independent contractor working for the Company as of the date of this Agreement who has (A) received more than $50,000 from the Company or any of its Subsidiaries, and (B) provided services to the Company or any of its Subsidiaries for a period of six (6) consecutive months or longer.
3.20.Employee Benefit Plans.
(a)Section 3.20(a) of the Disclosure Letter sets forth a list of all Company Employee Plans.
(b)The Company has made available to Parent copies, as of the date hereof, of all of the Company Employee Plans that have been reduced to writing (or a written summary of any Company Employee Plan that is not in writing) and a copy of each material document, if any, prepared in connection with each such Company Employee Plan, including (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications made thereto, (iii) the three (3) most recent annual reports (Form 5500 Series 1 and all schedules and financial statements attached thereto), if any, required under ERISA, the Code or other applicable Law in connection with each Company Employee Plan, (iv) the nondiscrimination testing results for the three (3) most recent plan years, if applicable; (v) the most recently received IRS determination letter for each Company Employee Plan intended to qualify under ERISA or the Code, and (vi) the most recently prepared actuarial report, if any, and financial statement in connection with each such Company Employee Plan.
(c)Since the Acquisition Date, (i) each Company Employee Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code, (ii) the Company and each of its Subsidiaries have performed all obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any Company Employee Plan, and (iii) no “prohibited transaction” has occurred within the meaning of the applicable provisions of ERISA and the Code. No action, claim or proceeding is pending or, to the Company’s Knowledge, threatened with respect to any Company Employee Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, claim or proceeding. Neither the Company, any of its Subsidiaries or any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980B of the Code. Neither the Company nor any of its Subsidiaries nor any ERISA Affiliate has incurred nor shall incur any liability under, arising out of or by operation of Title IV of ERISA.
(d)Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or together with another event, will (i) result in any payment (including severance, unemployment compensation, golden parachute, forgiveness of indebtedness or otherwise) becoming due under any Company Employee Plan, whether or not such payment is contingent, (ii) increase any benefits otherwise payable under any Company Employee Plan or other arrangement, or (iii) result in the acceleration of the time of payment, vesting or funding of any benefits, whether or not contingent. No Company Employee Plan provides for a deferral of compensation that will be subject to the taxes imposed by Section 409A of the Code. The transactions contemplated by the Agreement will not be the direct or indirect cause of any amount paid or payable by the Company being classified as an excess parachute payment under Section 280G of the Code.
(e)Neither the Company nor any of its Subsidiaries maintains, contributes to, or in any way provides for any benefits of any kind to, or has any liability of any kind to any current or future retiree, including medical and death benefits, other than coverage mandated by Law.
(f)The Company Financial Statements include appropriate accruals for all obligations and liabilities under all Company Employee Plans, and all contributions, premiums or other amounts required to be paid or provided by any person or entity to or under any such Company Employee Plan have been timely made in accordance with the terms thereof. No plan assets have been pledged as collateral for any loan, other than bona fide loans made to participants of any Company Employee Plan, or other obligation of any Person. To the Company’s Knowledge, no act or event has occurred or circumstance exists that may result in a material increase in premium or benefit costs of any Company Employee Plan. No Company Employee Plan has been declared to be fully or partially terminated, nor has any act or event occurred pursuant to which any Company Employee Plan could be ordered to be terminated, in whole or in part, by any Governmental Entity.
(g)Neither the Company nor any of its Subsidiaries currently has any obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code.
(h)Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Company Employee Plan for which determination letters are currently available that the Company Employee Plan is so qualified. Each trust established in connection with any Company Employee Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt.
3.21.Tax Matters.
(a)The Company and each of its Subsidiaries have filed in a timely manner (within any applicable extension periods) all Tax Returns required to be filed by them. All such Tax Returns are complete and accurate in all material respects. All income and other material Taxes due and owing by the Company and any of its Subsidiaries (whether or not shown on any Tax Returns) have been timely paid in full, or have been reserved for in accordance with GAAP on the Company Balance Sheet. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.
(b)Neither the Company nor any of its Subsidiaries nor any predecessors has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently effective, nor has the Company nor any of its Subsidiaries made any request in writing for any such extension or waiver that is currently outstanding.
(c)There are no Liens for Taxes (other than for current Taxes not yet due and payable and Taxes that are being contested in good faith) on the assets of the Company or any of its Subsidiaries.
(d)Since January 1, 2009, neither the Company nor any of its Subsidiaries has received a written claim from a Taxing Authority in a jurisdiction in which it does not file a Tax Return that it is or may be subject to taxation by that jurisdiction that has not yet been settled or otherwise resolved.
(e)All Taxes that are required by Law to be withheld or collected by the Company and any of its Subsidiaries have been duly and timely withheld or collected and, to the extent required, have been paid to the proper Taxing Authority.
(f)Since January 1, 2009, no material deficiencies for Taxes of the Company or any of its Subsidiaries have been claimed, proposed or assessed in writing by any Taxing Authority or other Governmental Entity. There are no pending or, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any material liability in respect of Taxes of the Company or any of its Subsidiaries. The Company has made available to Parent copies of all federal, state and local income Tax Returns and other material Tax Returns of the Company and its Subsidiaries and their predecessors for each of their three (3) most recently completed fiscal years, and copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries or any predecessors since January 1, 2009, with respect to Taxes of any type.
(g)Neither the Company nor any of its Subsidiaries has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(h)Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or by contract. Since January 1, 2009, neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company).
(i)There are no Tax sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any of its Subsidiaries that is currently effective.

(j)Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock to which Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) applies.
(k)Neither the Company nor any of its Subsidiaries has agreed, and neither the Company nor any of its Subsidiaries is required, (i) to make any adjustment under Section 481(a) of the Code for any period after the Closing Date by reason of a change in accounting method or otherwise prior to the Effective Time; or (ii) to include any item of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) any installment sale or open transaction disposition made on or prior to the Closing Date, (B) any prepaid amount received on or prior to the Closing Date, or (C) any election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries is subject to Tax by any jurisdiction outside of the U.S. or Mexico by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction. Neither the Company nor any of its Subsidiaries is a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law) or is a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code (or any similar provision of state, local or foreign Law).
(l)There are no requests for rulings or determinations in respect of any Tax pending between the Company or any of its Subsidiaries and any Taxing Authority. Neither the Company nor any of its Subsidiaries has (i) received from any Taxing Authority any Tax ruling relating to or affecting the Company or any of its Subsidiaries or (ii) executed or entered into a closing agreement relating to or affecting the Company or any of its Subsidiaries pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any Law.
(m)Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Section 1.6011-4(b) of the Treasury Regulations or a “listed transaction” as set forth in Treasury Regulation Section 301.6111-2(b)(2) or any analogous provision of state, local or foreign Law. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local or foreign Tax Law).
(n)Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.
(o)All related party transactions involving the Company or any of its Subsidiaries have been conducted at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other Tax Law.
3.22.Interested Party Transactions. No officer, director, employee, Stockholder or Affiliate of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any entity in which any such Person or individual owns any material beneficial interest, (a) is a party to any Contract or transaction with the Company or any of its Subsidiaries (other than Contracts or transactions related to their employment with, or Equity Interests in, the Company or any of its Subsidiaries), (b) has any material direct or indirect legal interest in any asset or property used by the Company or its Subsidiaries, (c) sold, transferred or leased any property or services to the Company or its Subsidiaries, (d) purchased, acquired or leased any property or services from the Company or its Subsidiaries, (e) loaned or advanced any money to the Company or its Subsidiaries, or (f) borrowed any money from the Company or its Subsidiaries.
3.23.Absence of Certain Practices.
(a)None of the Company, any of its Subsidiaries or any director, manager, officer, employee or Stockholder of the Company or any of its Subsidiaries or other Person acting on their behalf, directly or indirectly, has given, made or agreed to give or make any illegal commission, payment, gratuity, gift, political contribution or other similar benefit to any employee or official of any Governmental Entity or any other Person who is or may be in a position to help or hinder the Company or any of its Subsidiaries or assist the Company or any of its Subsidiaries in connection with any proposed transaction.
(b)None of the Company, any of its Subsidiaries or any director, manager, officer, employee or Stockholder of the Company or any of its Subsidiaries or other Person acting on their behalf, has taken any action, directly or indirectly, (i) that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, 15 USC 78dd-1, et seq., as amended, and the rules and regulations thereunder (the “FCPA”), or other relevant multilateral measures such as the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the UN Convention Against Corruption, including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as defined under the FCPA) or government employee, political party or campaign, official or employee of any public international organization, or official or employee of any government-owned enterprise or institution to obtain or retain business or to secure an improper advantage, or (ii) that would constitute an offer to pay, a promise to pay or a payment of money or anything else of value, or an authorization of such offer, promise or payment, directly or indirectly, to any employee, agent or representative of another company or entity in the course of their business dealings with the Company, any of its Subsidiaries or any of their respective Affiliates, in order to induce such person to act against the best interest of his or her employer or principal.
3.24.Bank Accounts. Section 3.24 of the Disclosure Letter lists all bank accounts, safety deposit boxes and lock boxes (designating each authorized signatory with respect thereto) of the Company and its Subsidiaries, including the account number and purpose for each such account, safety deposit box or lock box.
3.25.Brokers’ and Finders’ Fees. Except for the fees and expenses of Stifel Nicolaus & Company, which will be paid at the Closing as an Unpaid Transaction Expense, no investment banker, broker, finder or other intermediary is entitled to any fee or commission in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of the Company, any of its Subsidiaries or any Stockholder.
3.26.Customers, Suppliers and Carriers. Section 3.26 of the Disclosure Letter lists (i) the ten (10) largest customers (measured by annual revenue to the Company and its Subsidiaries) of the Company and its Subsidiaries during each of the fiscal years ended December 31, 2012 and 2013 (collectively, the “Material Customers”), together with the annual revenue to the Company and its Subsidiaries from each such Material Customer during each such period, (ii) the ten (10) largest suppliers (measured by annual expenditures of the Company and its Subsidiaries) of the Company and its Subsidiaries during each of the fiscal years ended December 31, 2012 and 2013 (collectively, the “Material Suppliers”), together with the annual expenditures of the Company and its Subsidiaries to each such Material Supplier during each such period, and (iii) the ten (10) largest carriers (based on transportation spend) of the Company and its Subsidiaries during each of the fiscal years ended December 31, 2012 and 2013 (collectively, the “Material Carriers”), together with the annual transportation spend of the Company and its Subsidiaries to each such Material Carrier during each such period. No Material Customer, Material Supplier or Material Carrier has canceled or otherwise modified in any material respect its relationship with the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has received written notice (or to the Company’s Knowledge, any other notice or indication) that any such Material Customer, Material Supplier or Material Carrier intends to cancel or otherwise modify in any material respect its relationship with the Company or any of its Subsidiaries.
3.27.Company Aircraft.
(a)Section 3.27(a) of the Disclosure Letter sets forth a list of all operational aircraft and aircraft engines owned or leased by the Company or any of its Subsidiaries and actively used in the Company’s business (collectively, the “Company Aircraft”), as well as any parked aircraft used solely for spare parts, including a description of the type, aircraft number or engine number, as the case may be, of each such Company Aircraft and the date the Company or any of its Subsidiaries placed such Company Aircraft in service or proposes to place such Company Aircraft in service. Each Company Aircraft is properly registered on the FAA aircraft registry as required by applicable Law.
(b)All Company Aircraft and spare parts and other aircraft assets and properties that are used by the Company or any of its Subsidiaries in the conduct of their business are maintained in all material respects according to applicable FAA regulatory standards and the FAA-approved maintenance program of the respective Company or Subsidiary. Each Company Aircraft: (i) has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such Company Aircraft which satisfies all requirements for the effectiveness of such FAA Certificate of Airworthiness; (ii) is in compliance with all airworthiness directives of the FAA and is otherwise airworthy as of the date hereof; (iii) has been maintained in compliance with the Company’s General Maintenance Manual and Maintenance and Inspection Program Manuals; (iv) has been operated in compliance with all Company manuals approved or accepted by the FAA; and (v) has been maintained and operated in compliance in all material respects with all applicable rules and regulations of the FAA, the National Transportation Safety Board, the DOT and the U.S. Transportation Security Administration. The Company and its Subsidiaries have implemented maintenance schedules with respect to their respective Company Aircraft, engines (whether or not installed on any Company Aircraft) and parts (whether or not installed on any Company Aircraft) and other relevant assets that, if complied with, would result in the satisfaction, in all material respects, of all requirements under all applicable federal aviation regulations and airworthiness directives of the FAA or any other Governmental Entity required to be complied with in accordance with the FAA-approved maintenance program of the Company and its Subsidiaries, and the Company and its Subsidiaries are in compliance with such maintenance schedules in all material respects and there is no reason to believe that they will not satisfy any component of such maintenance schedules on or prior to the dates specified in such maintenance schedules.

(c)Neither the Company nor any of its Subsidiaries is a party to any interchange or pooling agreements with respect to its respective Company Aircraft, spare parts, rotables or expendables that would have an adverse effect on its creditworthiness or its ability to operate its business.
(d)No Company Aircraft is subleased to or otherwise in the possession of another air carrier or other Person to operate such Company Aircraft in air transportation or otherwise.
3.28.Export Compliance.
(a)The Company and its Subsidiaries are, and at all times since the Acquisition Date have been, in full compliance in all material respects with applicable provisions of U.S. export Laws, including the International Traffic in Arms Regulations, the Export Administration Regulations, the economic sanctions regulations and guidelines administered by the Department of Treasury, Office of Foreign Assets Control and the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended; and restrictions against dealings with certain prohibited, debarred, denied or specially designated entities or individuals under statutes, regulations, orders and decrees of various agencies of the U.S. government, and the export Laws of the other countries where it conducts business, and neither the Company, any of its Subsidiaries nor any of their respective Affiliates have received any written (or, to the Company’s Knowledge, oral) notices of noncompliance, complaints or warnings with respect to its compliance with export Laws.
(b)Neither the Company nor any of its Subsidiaries is (i) in violation of any Anti-Terrorism Law, (ii) a Prohibited Person, (iii) conducting any business or engaging in any transaction or dealing with any Prohibited Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Prohibited Person, (iv) dealing in or otherwise engaging in any transaction relating to property or interests in property blocked pursuant to Executive Order No. 13224 or (v) engaging in or conspiring to engage in any transaction that evades or avoids, or has the purpose or intent of evading or avoiding, or attempting to violate, any of the prohibitions set forth in any Anti-Terrorism Law.
3.29.No Representations. Except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other Person acting on its behalf makes or has made any representation or warranty, express or implied, relating or with respect to this Agreement or the transactions contemplated hereby to Parent or any other Person. Neither the Company, nor any of its Subsidiaries or any of the Stockholders, nor any of their respective stockholders, directors, officers, managers, employees, Affiliates, advisors, agents or other representatives, will have or be subject to any liability to Parent or any other Person resulting from the use by Parent or its representatives or advisors of any financial information, financial projections, forecasts, budgets or any other document or information furnished to Parent or any other Person (including information in the “data site” maintained by the Company or provided in any formal or informal management presentation); provided, however, that nothing in this Section 3.29 shall serve to limit or reduce in any manner the scope of any of the express representations and warranties made by the Company in this ARTICLE III or Parent’s rights to recovery set forth in Article VIII based on any breach of any of the representations and warranties expressly made by the Company in this Article III. EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED IN THIS Article III, THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES TO PARENT OR MERGER SUB, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THEIR BUSINESS, OPERATIONS, PROPERTIES, AND LIABILITIES OR OBLIGATIONS, WHETHER ARISING BY STATUTE OR OTHERWISE IN LAW, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub hereby represent and warrant to the Company as of the date of this Agreement and as of the Closing as follows:
4.1.Organization of Parent and Merger Sub. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner.
4.2.Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements executed and delivered or to be executed and delivered by Parent or Merger Sub in connection with the transactions provided for hereby, to perform all of its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no additional corporate proceedings or actions on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance by Parent or Merger Sub of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub. This Agreement and each Ancillary Agreement to which each of Parent and Merger Sub is a party constitutes, or upon execution and delivery will constitute, the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the enforcement of creditors’ rights in general and by general principles of equity.
4.3.No Conflict. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby will not, with or without the giving of notice or the lapse of time or both, (i) conflict with Parent’s or Merger Sub’s respective Constitutional Documents, each as amended to date, or (ii) conflict with, result in a breach or violation of, constitute a default under, result in the acceleration of, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, or result in the loss of any benefit to which Parent or Merger Sub is entitled under, any material Contract or any Law, Permit or Judgment to which Parent, Merger Sub or any of their respective properties or assets are subject.
4.4.Consents. No consent, waiver, order, approval or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or other Person is required by, or with respect to, Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and/or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) notices and filings required under the HSR Act and (iii) any filings that are required under any applicable federal or state securities laws. Without limiting the generality of the foregoing, no vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger.
4.5.No Legal Actions. There is no Legal Action pending or, to the knowledge of Parent, threatened against or affecting Parent or Merger Sub or any of their properties or assets or otherwise that would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations pursuant to this Agreement or to consummate the transactions contemplated hereby in a timely manner or that in any manner draws into question the validity of this Agreement.
4.6.Ownership and Activities of Merger Sub. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.
4.7.Financing. Parent has, as of the date of this Agreement, and will have at the Effective Time, the ability to borrow under its existing credit facility immediately available funds sufficient to pay the amounts required to be paid by Parent pursuant to Sections 2.3 and 2.4 and to pay all related fees and expenses to be paid by Parent at the Closing. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing to enable Parent to meet its obligations hereunder.
4.8.R&W Insurance Policy. The R&W Insurance Policy is in full force and effect and has not been amended or modified in any manner from the form attached hereto. Parent has fully paid (or caused to be paid) any and all policy fees, premiums and other amounts that are due and payable on or prior to the date of this Agreement in connection with the R&W Insurance Policy.
4.9.Investigation by Parent and Merger Sub. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the business and operations of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent and Merger Sub and, to the extent they deemed appropriate, by their representatives and advisors. Parent and Merger Sub acknowledge that they and their representatives and advisors have been provided adequate access to the personnel, properties, premises and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, Parent and Merger Sub acknowledge that they have relied solely upon the aforementioned investigation, review and analysis and not on any factual representations of the Stockholders, the Company or its Subsidiaries, or their respective Affiliates except for the specific representations and warranties of the Company set forth in ARTICLE III.

4.10.Solvency. Immediately after giving effect to the consummation of the Merger and the other transactions contemplated by this Agreement, the Surviving Corporation (on a consolidated basis with its Subsidiaries) (i) will be able to pay its debts (including a reasonable estimate of the amount of all contingent liabilities) as they become due and payable, (ii) will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (iii) will have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud current creditors of the Company or any of its Subsidiaries, or creditors of the Surviving Corporation or any of its Subsidiaries.
4.11.Brokers’ and Finders’ Fees. No investment banker, broker, finder or other intermediary is entitled to any fee or commission payable by the Company or any Stockholder in connection with the transactions contemplated by this Agreement based on arrangements made on behalf of Parent or Merger Sub.
4.12.No Representations. Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE IV, neither Parent nor Merger Sub nor any other Person acting on their behalf makes or has made any representation or warranty, express or implied, relating or with respect to this Agreement or the transactions contemplated hereby to the Company or any other Person.
ARTICLE V
COVENANTS
5.1.Conduct of Business. Until the earlier to occur of the Closing and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), the Company shall keep Parent advised as to all material operations and proposed material operations relating to the Company and its Subsidiaries. During the Pre-Closing Period, except as (i) expressly contemplated by this Agreement or (ii) consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), the Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to carry on their respective businesses in the ordinary course consistent with past practice in all material respects and to keep its business and operations intact, retain its present officers and employees, maintain and operate its properties and assets in a good and workmanlike manner, pay or cause to be paid all costs and expenses (including insurance premiums) incurred in connection therewith in a timely manner, refrain from terminating Company Material Contracts, comply with all of the covenants contained in all such Company Material Contracts, comply in all material respects with all applicable Laws, and preserve its material rights, franchises, goodwill and relations with its clients, customers, lessors, suppliers and others with whom it does business so that they will be preserved after the Closing and the Company shall not, and shall not permit any of its Subsidiaries to:
(i)amend its Constitutional Documents;
(ii)declare or set aside any dividends in respect of its Equity Securities that is not paid prior to the Closing;
(iii)authorize for issuance, issue, grant, sell, deliver or agree or commit to issue, grant, sell or deliver, any Equity Interests in the Company or any of its Subsidiaries, any security convertible into, exchangeable for, or evidencing the right to subscribe for or acquire, any Equity Interests in the Company or any of its Subsidiaries, or any rights, warrants or options to acquire, or other agreements or commitments of any character obligating the Company or any of its Subsidiaries to issue any Equity Interests in the Company or any of its Subsidiaries;
(iv)sell, lease, transfer, license, mortgage, pledge or otherwise dispose of or encumber, except for any Permitted Liens, any of its properties or assets other than in the ordinary course of business consistent with past practice;
(v)incur or commit to any capital expenditures, obligations or liabilities other than in the ordinary course of business consistent with past practice;
(vi)create, incur, assume, guarantee or otherwise become liable or obligated with respect to any Debt other than borrowings under its existing revolving credit facility, or make any loan or advance to, or any investment in, any Person;
(vii)acquire by merging or consolidating with, or acquire by purchasing a substantial portion of the Equity Interests or assets of, or in any other manner, any business or Person;
(viii)change its auditor or change its methods of accounting in effect as of the date of this Agreement except as required by changes in GAAP;

(ix)make or change any Tax election, amend any Tax Return, or adopt or change any of its methods of accounting with respect to Taxes, change any annual Tax accounting period, enter into any “closing agreement” with any Taxing Authority, settle any Tax claim or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action related to Taxes;
(x)settle or compromise, or agree to settle or compromise, any Legal Action, except for any such settlement or compromise in the ordinary course of business which is not material to the operations or financial condition of the Company and its Subsidiaries taken as a whole;
(xi)enter into, amend, modify or renew any Contract regarding employment, consulting, severance or similar arrangements with any of its officers, directors or key employees, or grant any salary, wage or other increase in compensation to any employee outside the ordinary course of business consistent with past practice, increase any employee benefit or adopt, amend, terminate or make any other change to any Company Employee Plan except as may be required by Law or pursuant to this Agreement;
(xii)enter into any transaction or arrangement with, or for the benefit of, any Affiliate or any of directors, former directors, officers or stockholders of any Affiliate;
(xiii)accelerate or delay the collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practices;
(xiv)delay or accelerate the payment of accrued expenses, trade payables or other liabilities beyond or in advance of their due dates or the dates when such liabilities would have been paid in the ordinary course of business consistent with past practices; or
(xv)commit in writing to do any of the foregoing.
5.2.Access to Information; Confidentiality. During the Pre-Closing Period, Parent and its representatives (including any financing sources and their respective representatives) shall continue to have reasonable access during normal business hours to the books and records (consistent with applicable Law regarding privacy) of the Company and its Subsidiaries to conduct such inspections as Parent may reasonably request. Any inspection pursuant to this Section 5.2 will be conducted in such a manner so as not to interfere unreasonably with the conduct of the businesses of the Company and its Subsidiaries and in no event will any provision hereof be interpreted to require the Company or its Subsidiaries to permit any inspection, or to disclose any information, that the Company determines in good faith may waive any attorney-client or similar privilege that it or its Subsidiaries may hold or conflict with any of its obligations, or the obligations of its Subsidiaries, with respect to confidentiality. The foregoing notwithstanding, neither Parent nor any of its representatives shall contact any of the employees (other than the senior officers identified by the Company to Parent), landlords, customers or suppliers of the Company or its Subsidiaries without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed; it being acknowledged that any and all such contacts will be arranged by and coordinated with the Company. All information exchanged pursuant to this Section 5.2 shall be subject to the Non-Disclosure Agreement, dated as of May 1, 2014 between the Company and Parent, as amended from time to time (the “Confidentiality Agreement”).
5.3.Satisfaction of Closing Conditions; Regulatory Matters.
(a)During the Pre-Closing Period, and subject to the terms and conditions of this Agreement, the Company and Parent will use commercially reasonable efforts to take or cause to be taken as promptly as reasonably practicable all actions and to do or cause to be done as promptly as reasonably practicable all things necessary under the terms of this Agreement or under applicable Law to cause the satisfaction of the conditions set forth in ARTICLE VI and to consummate the transactions contemplated by this Agreement, including using their respective commercially reasonable efforts to obtain all Consents of all Governmental Entities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and the Parties shall cooperate with each other with respect to each of the foregoing; provided, however, that (i) no Party shall be required to make any payment to obtain any Consent from a Governmental Entity or other third party, and (ii) neither Parent nor the Company nor any of their Subsidiaries shall agree orally or in writing to any material amendments to any material Contract (whether to have effect prior to or after the Closing), in each case, in connection with obtaining any Consents from any Governmental Entity or other third party without obtaining the prior written consent of the other Party. Notwithstanding anything to the contrary in this Agreement, the Company shall have no obligation to take any action to continue or transfer any liquor license held by it or its Subsidiaries, and neither the Stockholders nor the Company or its Affiliates shall have any liability under this Agreement with respect to any such license. Parent and Merger Sub acknowledge that no such license is used in any business conducted by the Company or its Subsidiaries. During the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries to, cooperate with Parent in making all filings with and providing all required notices to the DOT and the FAA.
(b)Parent and the Company agree to file a Notification and Report Form and documentary materials in respect of the transactions contemplated by this Agreement with the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice within two (2) Business Days after the date of this Agreement (the “HSR Filing”). All filing fees payable with respect to such HSR Filing shall be paid by Parent. Parent and the Company agree to promptly file any other report required by any other Governmental Entity relating to antitrust matters, and to promptly make any other filings or submissions required under the HSR Act. The Company and Parent shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Each of the Company and Parent shall promptly inform the other Party of any material communication received by such Party from any Governmental Entity in respect of the HSR Filing. Each of the Company and Parent shall (i) use its respective commercially reasonable efforts to comply as expeditiously as possible with all requests of any Governmental Entity for additional information and documents requested under the HSR Act; (ii) use its respective commercially reasonable efforts to promptly cause the expiration or termination of any applicable waiting periods under the HSR Act, (iii) not (A) extend any waiting period under the HSR Act, or (B) enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except, in each case, with the prior consent of the other; and (iv) cooperate with the other and use commercially reasonable efforts to contest and resist any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Judgment (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, neither Parent nor Merger Sub shall be required to (y) consent to the divestiture, license or other disposition of holding separate (through the establishment of a trust or otherwise) of any of its or its Affiliates’ assets or any assets of the Company or the Surviving Corporation; or (z) consent to any other structural or conduct remedy or enter into any settlement or agree to any order regarding antitrust matters respecting the transaction contemplated by this Agreement.
(c)Subject to applicable Law and any applicable confidentiality restrictions, Parent and its counsel, on the one hand, and the Company and its counsel, on the other hand, shall have the right to review (in advance to the extent practicable) any information relating to the other that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement, provided, however, that nothing contained herein shall be deemed to provide any Party with a right to review any such information provided to any Governmental Entity on a confidential basis in connection with the Merger or the other transactions contemplated by this Agreement. The Parties may also, as each deems reasonably necessary, designate any competitively sensitive material provided to the other under this Section 5.3 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.
5.4.Indemnification of Officers and Directors.
(a)All rights to indemnification by the Company existing in favor of all current and former directors and officers of the Company (the “Covered Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Constitutional Documents of the Company (as in effect as of the date of this Agreement) and as provided in any indemnification agreements between the Company and said Covered Persons (as in effect as of the date of this Agreement) in the forms made available by the Company to Parent prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation for a period of six (6) years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six (6)-year period shall continue to be subject to this Section 5.4(a) until disposition of such claim.
(b)In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 5.4.
(c)Prior to the Effective Time, the Company shall purchase, at its expense, in effect for six (6) years after the Effective Time, insurance “tail” or other insurance policies with respect to directors’ and officers’ liability insurance with respect to acts or omissions existing or occurring at or prior to the Effective Time in an amount and scope at least as favorable as the coverage applicable to directors and officers as of immediately prior to the Effective Time under the Company’s directors’ and officers’ liability insurance policy (the “D&O Tail Policy”).

(d)The provisions of this Section 5.4 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Covered Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 5.4 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Covered Persons.
5.5.Employees; Benefit Plans.
(a)For a period of at least one (1) year following the Closing Date, Parent shall maintain, or cause the Surviving Corporation to maintain, the employee benefit plans of the Company in existence on the Closing Date or otherwise make available to the employees of the Surviving Corporation and its Subsidiaries benefit plans, programs and arrangements with benefits that are not less favorable in the aggregate and on terms that are not less favorable in the aggregate than the benefit programs and arrangements made available to such employees immediately prior to the Closing Date. For purposes of determining eligibility to participate and vesting of benefits (but not benefit accrual under any defined benefit pension plan nor vesting for purposes of any equity or equity-based compensation program) under Parent’s or the Surviving Corporation’s employee benefit plans, programs and arrangements, each such employee shall be credited with his or her years of service with the Company or its Subsidiaries prior to the Closing Date and the Surviving Corporation shall use reasonable best efforts to provide that any pre-existing conditions, actively-at-work, or similar requirements under any such benefit plans, programs or arrangements be waived by the plan sponsor with respect to such employees to the extent allowed thereunder and under applicable Law. Nothing in this Section 5.5(a) shall be interpreted as requiring the Surviving Corporation or any of its Subsidiaries to continue to employ any particular employee for any specified period of time.
(b)The Company shall, prior to the Closing, execute and deliver to each Phantom Plan Recipient a Memorandum of Understanding, in the form attached hereto as Exhibit A (a “Phantom Plan MOU”). During the Pre-Closing Period, the Company shall use commercially reasonable efforts to cause each Phantom Plan Recipient to duly execute and deliver to the Company at or prior to the Closing such Phantom Plan Recipient’s Phantom Plan MOU. The Company shall make available to Parent at or prior to the Closing a copy of each Phantom Plan MOU that has been duly executed and delivered to the Company by the Phantom Plan Recipients.
(c)Prior to the Closing, the Company shall take all action necessary and appropriate to terminate the Phantom Plan, such termination to be effective at or before the Effective Time.
(d)At least two (2) Business Days prior to the Closing, the Company shall deliver to Parent a schedule (the “Phantom Plan and Transaction Bonus Schedule”) setting forth the following information, in form and substance reasonably satisfactory to Parent, (i) the name of each Phantom Plan Recipient and, with respect to each such Phantom Plan Recipient, the Initial Phantom Plan Payment and the Phantom Plan Amount, and (ii) the name of each recipient of a Transaction Bonus and, with respect to each such Recipient, the amount of such Transaction Bonus and the Transaction Bonus Amount.
5.6.Preservation of Records. Parent agrees that it shall not, for a period of at least six (6) years following the Closing Date, destroy or cause to be destroyed, or permit the Surviving Corporation or any of its Subsidiaries to destroy or cause to be destroyed, any material books or records relating to the pre-Closing operations of the Company or any of its Subsidiaries without first obtaining the consent of the Representative (or providing to the Representative notice of such intent and a reasonable opportunity to copy such books or records, at the Stockholders’ expense, at least thirty (30) days prior to such destruction). Parent and the Surviving Corporation shall allow the Representative to have access to such books and records for all reasonable purposes.
5.7.Bonus Payments. The Surviving Corporation shall maintain the management bonus plan of the Company for the fiscal year ending December 31, 2014 as in effect as of the date hereof and shall perform its obligations to pay bonuses thereunder to the Persons eligible for bonuses under such plan in accordance with the terms of such plan, which Persons and terms have been made available to Parent. The aggregate amount of all such bonuses awarded under such plan shall not be less than the aggregate amount accrued for such bonuses and included in the calculation of Closing Net Working Capital, as finally determined pursuant to Section 2.5(c).
5.8.Notice Regarding Changes. The Company shall promptly inform Parent in writing of any change in facts and circumstances that could reasonably be expected to render any of the representations and warranties made herein by the Company inaccurate or misleading in any material respect if such representations and warranties had been made as of the date of the occurrence of the fact or circumstance in question. Parent shall promptly inform the Company in writing of any change in facts and circumstances that could reasonably be expected to render any of the representations and warranties made herein by Parent or Merger Sub inaccurate or misleading in any material respect if such representations and warranties had been made as of the date of the occurrence of the fact or circumstance in question.

5.9.Insurance Policies. The Company shall use commercially reasonable efforts to cause any and all insurance coverage currently carried by or for the benefit of the Company or any of its Subsidiaries to remain in full force and effect prior to the Effective Time; provided, however, that the Company shall cooperate with Parent to cause termination as of the Closing Date of the insurance coverage identified in writing for this purpose by Parent to the Company.
5.10.Stockholder Approval and Stockholder Notice.
(a)Immediately following the execution and delivery of this Agreement, but in no event later than two (2) hours after the execution and delivery of this Agreement (the “Stockholder Approval Deadline”), the Company shall deliver to Parent and Merger Sub the written consent of Project Laser Holdings, LLC, in form and substance reasonably satisfactory to Parent, adopting this Agreement and approving the transactions contemplated hereby, including the Merger, which written consent shall contain the Stockholder Approval.
(b)The Company shall, within five (5) Business Days after the date hereof, deliver notice to each Stockholder who did not consent to the adoption of this Agreement and approve of the transactions contemplated hereby, including the Merger, pursuant to and in accordance with the applicable provisions of the DGCL and the Constitutional Documents of the Company, which notice shall include the notice to stockholders required by Section 262 of the DGCL and any applicable notices required under the Stockholders Agreement to require that the Minority Stockholders (as defined therein) (x) vote all of the shares of Company Common Stock owned by them in favor of adopting this Agreement and approving the Merger and (y) waive any dissenters’ rights, appraisal rights or similar rights which they may have under applicable Law, including under Section 262 of the DGCL, with respect to the Merger (the “Stockholder Notice”). Parent shall have a right to review and comment upon the Stockholder Notice prior to any delivery of the Stockholder Notice to any Stockholder, and the Company shall consider in good faith any comments made by Parent on the Stockholder Notice. The Board shall not alter, modify, change or revoke its unanimous approval of the Merger, this Agreement and the transactions contemplated hereby, nor its unanimous recommendation to the Stockholders to vote in favor of the Merger, this Agreement and the transactions contemplated hereby.
5.11.Payoff Letters. At least two (2) Business Days prior to the Closing Date, the Company shall provide Parent with customary payoff letters (“Payoff Letters”) from all holders of Debt, if any (which Payoff Letters shall contain (a) payoff amounts, including per diems; (b) wire transfer instructions; (c) an affirmative statement by the holder of the applicable Debt that (i) upon payment of the applicable payoff amount, including any per diem, that (A) all obligations of the Company and/or its Subsidiaries to such holder shall be satisfied in full, (B) all Liens, if any, are automatically released and terminated and (C) all guarantees of the applicable Debt are automatically released and terminated, and (ii) Parent and Merger Sub may rely on such Payoff Letter; and (d) an agreement by the holder of the applicable Debt to take such further action as may be reasonably requested by the Company or Parent to further evidence such payment, release and termination), and make arrangements satisfactory to Parent and its lenders, for such holders to provide to the Company and/or its Subsidiaries, simultaneously with the repayment of all such Debt, recordable form lien releases (and/or, if requested by Parent, an authorization for the Company, Parent or Parent’s lender to file UCC termination statements), canceled notes and other documents reasonably requested by Parent.
5.12.Non-Solicitation Agreement. The Company shall, at or prior to the Closing, deliver or cause to be delivered to Parent a non-solicitation agreement, in the form attached hereto as Exhibit B, dated as of the Closing Date and duly executed by the Majority Stockholder (the “Non-Solicitation Agreement”).
5.13.General Release. The Company shall, at or prior to the Closing, deliver or cause to be delivered to Parent a general release in the form attached hereto as Exhibit C, dated as of the Closing Date and duly executed by the Majority Stockholder (the “General Release”).
5.14.Resignations. The Company shall, at or prior to the Closing, deliver or cause to be delivered to Parent the resignation of (a) the officers of the Company set forth on Schedule 1.6 hereto, (b) the officers and managers of the Company’s Subsidiaries, and (c) the directors and managers of the Company and its Subsidiaries.
5.15.No Solicitation.
(a)During the Pre-Closing Period, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or its Subsidiaries’ directors, officers or other employees, stockholders, Affiliates, representatives, or other agents including its financial, legal or accounting advisors (together, “Company Representatives”) to, and the Company shall instruct, and cause each of its Subsidiaries to instruct, each such Company Representative (other than Affiliates) not to, directly or indirectly (i) solicit, initiate, seek, knowingly encourage, promote, formally approve or support any inquiry, proposal or offer from, (ii) furnish any non-public information regarding the Company or its Subsidiaries (other than in connection with the sale of products and services in the ordinary course of business consistent with past practice) to, or (iii) participate in any discussions or negotiations with, any corporation, limited liability company, general or limited partnership, business trust, unincorporated association or other entity, Person or group of any of the foregoing (other than Parent and its representatives acting in their capacities as such) regarding (A) any acquisition of all or any part of the Company or any of its Subsidiaries (including by way of any merger or consolidation with or involving the Company or any of its Subsidiaries) or any acquisition, issuance, grant, sale or transfer of any of the securities, business, properties or assets of the Company or any of its Subsidiaries (other than the sale of products and services in the ordinary course of business consistent with past practice), (B) any joint venture or other strategic investment in or involving the Company or any of its Subsidiaries (other than a commercial or strategic relationship in the ordinary course of business), including any new financing, investment round or recapitalization of the Company, (C) the employment of all or substantially all of the employees, contractors and consultants of the Company or its Subsidiaries, or (D) any other similar transaction involving the Company or any of its Subsidiaries that is not in the ordinary course of business (each, an “Alternative Transaction”). The Company hereby agrees that any action taken by one or more of its Company Representatives that would constitute a breach of this Section 5.15(a) if taken by the Company will constitute a breach of this Section 5.15(a) by the Company.
(b)At all times during the Pre-Closing Period, the Company shall promptly notify Parent if the Company or any of its Company Representatives receives any offer or proposal regarding or relating to a potential Alternative Transaction, which notice shall include the identity of the party making any such communication, offer or proposal, the specific terms of such communication, offer or proposal, as the case may be (including a copy of any written material and electronic communications received from such party), and such other information related thereto as Parent may reasonably request.
(c)The Parties hereto agree that irreparable harm would occur, and that monetary damages would not be a sufficient remedy, in the event that the provisions of this Section 5.15 were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agrees that Parent shall be entitled to injunctive relief in the event of a breach of this Section 5.15, including an injunction to prevent any continuing breach or violation of the provisions of this Section 5.15, and the remedy of specific performance to enforce specifically the terms and provisions of this Section 5.15 in any court of the U.S. or any state having jurisdiction. The Company also agrees that Parent shall not be required to provide any bond or other security in connection with any such injunction or order or decree of specific performance or in connection with any related legal proceeding. The foregoing remedies shall not be deemed to be the exclusive remedy for any breach or violation of this Agreement, but shall instead be in addition to any and all other remedy or remedies to which Parent may be entitled at law or in equity.
5.16.Section 280G Matters. Prior to the Effective Time, the Company and its Subsidiaries shall submit to a stockholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any Treasury Regulations promulgated thereunder) the right of any “disqualified individual” with respect to the Company or any of its Subsidiaries (within the meaning of Section 280G(c) of the Code) to receive any payment that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A)(i) of the Code) and as to which such individual waives his or her rights as described in the following sentence in a manner that satisfies the stockholder approval requirements of Section 280G(b)(5) of the Code and any Treasury Regulations promulgated thereunder to the extent necessary to cause any such payment to not constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. To the extent that any such “disqualified individual” has the right to receive payments that could constitute “parachute payments” and elects to waive such rights, the Company and any of its Subsidiaries, as applicable, shall obtain waivers of such rights prior to soliciting the vote described in the immediately preceding sentence such that the vote shall, if successful, establish each “disqualified individual’s” right to the payment. At least three (3) days prior to execution, the Company and its Subsidiaries shall provide, or cause to be provided, to Parent a draft of all stockholder vote related documents, including any disclosure documents, “disqualified individual” waivers, and the underlying analysis used to prepare such documents. The Company and its Subsidiaries shall incorporate any reasonable comments that are made by Parent. Parent shall reasonably cooperate with the Company in connection with the preparation of such shareholder vote related documents.
5.17.Access to Assets. The Representative shall at all times following the Closing maintain funds, or access to capital, sufficient to meet its obligations under this Agreement in its capacity as the Majority Stockholder.
ARTICLE VI
CONDITIONS PRECEDENT TO THE CLOSING
6.1.Conditions to Each Party’s Obligations. The obligation of the Company, on the one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to the fulfillment, on or before the Closing Date, of the following conditions:
(a)The waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination shall have been granted.

(b)No temporary restraining order, initial or permanent injunction or other Judgment issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.
6.2.Conditions to the Obligation of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Merger is subject to the satisfaction, on or before the Closing Date, of each of the following further conditions, any one or more of which may be waived in writing by Parent:
(a)The representations and warranties of the Company in Section 3.3 of this Agreement shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (except to the extent that such representations and warranties speak as of a specific date or as of the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date or dates). The other representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto shall be true and correct in all respects (disregarding any “material,” “in all material respects,” “Company Material Adverse Effect,” or similar qualifications contained therein) at and as of the Closing Date, as if made at and as of such date (except to the extent that such representations and warranties speak as of a specific date or as of the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date or dates), except for those failures to be so true and correct as would not reasonably be expected to have, in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed by an officer of the Company to the foregoing effect.
(b)The Company shall have performed in all material respects its obligations hereunder required to be performed by it on or prior to the Closing Date, and Parent shall have received a certificate signed by an officer of the Company to the foregoing effect.
(c)No Company Material Adverse Effect shall have occurred since the date of this Agreement, and Parent shall have received a certificate signed by an officer of the Company to the foregoing effect.
(d)The Company shall have furnished Parent with a certificate of the Secretary of the Company confirming that all necessary corporate and stockholder action on its behalf approving the Company’s execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including the Merger, has been taken.
(e)The number of shares of Company Common Stock that are Dissenting Shares shall be less than five percent (5.0%) of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time.
(f)Parent shall have received the Closing Statement from the Company.
(g)Parent shall have received a copy of a FIRPTA Certificate in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), duly and validly executed by a duly authorized officer of the Company.
(h)Parent shall have received evidence, in form and substance reasonably satisfactory to Parent, that the Company has terminated the Phantom Plan as of the Effective Time.
(i)The Company shall have purchased the D&O Tail Policy in accordance with Section 5.4(c) hereof.
(j)Parent shall have received the Payoff Letters contemplated by Section 5.11 hereof.
(k)Parent shall have received the Non-Solicitation Agreement contemplated by Section 5.12 hereof.
(l)Parent shall have received the General Release contemplated by Section 5.13 hereof.
(m)Parent shall have received the resignations contemplated by Section 5.14 hereof.
(n)The R&W Insurance Policy shall be in full force and effect.
6.3.Conditions to the Obligation of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, on or before the Closing Date, of each of the following further conditions, any one or more of which may be waived in writing by the Company:
(a)The representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto shall be true and correct in all respects (disregarding any “material,” “in all material respects,” “material adverse effect,” or similar qualifications contained therein) at and as of the Closing Date, as if made at and as of such date (except to the extent that such representations and warranties speak as of a specific date or as of the date of this Agreement, in which case such representations and warranties shall be true and correct as of such date or dates) and the Company shall have received a certificate signed by an officer of Parent to the foregoing effect.
(b)Parent and Merger Sub shall have performed in all material respects all of their respective obligations hereunder required to be performed by them at or prior to the Closing Date, and the Company shall have received a certificate signed by an officer of Parent to the foregoing effect.
ARTICLE VII
TERMINATION
7.1.Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing regardless of whether this Agreement and/or the Merger have been approved by the Stockholders:
(a)by written agreement of the Company and Parent;
(b)by either Parent or the Company if (i) the Closing has not occurred by December 31, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose action or failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final non-appealable order of a Governmental Entity in effect prohibiting consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;
(c)by Parent if it is not in material breach of its obligations under this Agreement, there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and, as a result of such breach, the conditions set forth in Section 6.1 or Section 6.2, as the case may be, would not then be satisfied; provided, however, that if such breach is curable by the Company prior to the Outside Date through the exercise of its commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(c) prior to the earlier of the Outside Date or that date which is fifteen (15) days following the Company’s receipt of written notice from Parent of such breach, it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(c) if such breach by the Company is cured within such fifteen (15) day period so that such conditions would then be satisfied; or
(d)by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Parent or Merger Sub and as a result of such breach the conditions set forth in Section 6.1 or Section 6.3, as the case may be, would not then be satisfied; provided, however, that if such breach is curable by Parent prior to the Outside Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(d) prior to the earlier of the Outside Date or that date which is fifteen (15) days following Parent’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if such breach by Parent is cured within such fifteen (15) day period so that such conditions would then be satisfied.
(e)by Parent, at any time following the Stockholder Approval Deadline, if the Company has not delivered to Parent prior to the time of such termination evidence that the Stockholder Approval has been obtained.
Where action is taken to terminate this Agreement pursuant to this Section 7.1, it shall be sufficient for such action to be authorized by the board of directors of the Party taking such action.
7.2.Effect of Termination. Except as otherwise set forth in this Section 7.2, any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of written notice of such termination by the terminating Party to the other Parties. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except that (i) this Section 7.2 and ARTICLE XI shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any breach of this Agreement prior to such termination. No termination of this Agreement shall affect the obligations of the parties to the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement.

ARTICLE VIII
INDEMNIFICATION
8.1.Survival of Representations and Warranties. The representations and warranties of the Company contained in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company pursuant to this Agreement, shall survive for a period of twelve (12) months following the Closing Date (the date of expiration of such twelve (12)-month period, the “Expiration Date”); provided, however, that in the event of fraud or intentional misrepresentation with respect to a representation or warranty, such representation or warranty shall survive for the applicable statute of limitations for such a claim; provided, further, that (a) the representations and warranties of the Company contained in Section 3.1 (Organization and Qualification of the Company), Section 3.2 (Organization and Qualification of Subsidiaries), Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.5(b) (No Conflict with Constitutional Documents) and Section 3.25 (Brokers’ and Finders’ Fees) (collectively, the “Fundamental Representations”) shall survive for a period of six (6) years following the Closing Date; (b) the representations and warranties of the Company contained in Section 3.21 (Tax Matters) (the “Tax Representations”) shall survive until the date that is sixty (60) days after the expiration of all statutes of limitations applicable to the applicable Taxes addressed by such representations and warranties (including all periods of extension), and (c) the representations and warranties of the Company contained in Section 3.14 (Litigation), Section 3.16 (Permits), Section 3.18 (Environmental Matters) (the “Environmental Representations”) and Section 3.20 (Employee Benefit Plans) shall survive for a period of three (3) years following the Closing Date (the representations and warranties of the Company contained in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company pursuant to this Agreement, other than the Fundamental Representations, the Tax Representations and the Environmental Representations are sometimes referred to herein as the “Business Representations”); and provided, further, that all representations and warranties of the Company shall survive beyond the Expiration Date or other survival periods specified above with respect to any inaccuracy therein or breach thereof if a claim is made hereunder in writing setting forth the specific claim and the basis therefor prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved. The representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate, document or other instrument delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement shall survive the Closing and terminate on the Expiration Date; provided, however, that all representations and warranties of Parent and Merger Sub shall survive beyond the Expiration Date or other survival periods specified above with respect to any inaccuracy therein or breach thereof if a claim is made hereunder in writing setting forth the specific claim and the basis therefor prior to the expiration of the survival period for such representation and warranty, in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved. For the avoidance of doubt, it is the intention of the parties hereto that the foregoing respective survival periods and termination dates supersede any applicable statutes of limitations that would otherwise apply to such representations and warranties.
8.2.Indemnification.
(a)Subject to the other provisions of this ARTICLE VIII, the Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, indemnify, defend and hold harmless Parent, Merger Sub, the Surviving Corporation and each of their respective officers, directors, employees, partners, members, agents and Affiliates (the “Parent Indemnified Parties”) against any and all Losses, including income and other Taxes, incurred or suffered by any such Parent Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:
(i)a breach of, or inaccuracy in, any of the representations or warranties made by the Company in this Agreement (it being agreed that, for purposes of this ARTICLE VIII, all qualifications and exceptions relating to materiality, material adverse effect, Company Material Adverse Effect or words of similar import (but not specific dollar thresholds) shall be disregarded, including for purposes of determining whether or not a breach of a representation or warranty has occurred, determining whether any deductible amounts have been surpassed, and/or determining the amount of any Losses);
(ii)any failure by the Company to fully perform, fulfill or comply with any covenant set forth herein to be performed, fulfilled or complied with by the Company prior to the Effective Time;
(iii)any Debt outstanding as of the Closing Date that is not taken into account in determining the Final Merger Consideration;
(iv)any Transaction Expenses that are not taken into account in determining the Final Merger Consideration; or
(v)any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of Dissenting Shares.
(b)Subject to the other provisions of this ARTICLE VIII, Parent and the Surviving Corporation shall indemnify, defend and hold harmless the Stockholders and each of their respective officers, directors, employees, partners, members, agents and Affiliates (the “Company Indemnified Parties”) against any and all Losses incurred or suffered by any such Company Indemnified Parties directly or indirectly as a result of, with respect to or in connection with any failure by Parent or Merger Sub to fully perform, fulfill or comply with any covenant set forth herein to be performed, fulfilled or complied with by Parent or Merger Sub at any time.
8.3.Limitations on Liability; R&W Insurance Policy; Claims Procedure.
(a)Notwithstanding anything to the contrary in this Agreement, the Stockholders shall be obligated to indemnify the Parent Indemnified Parties pursuant to Section 8.2(a)(i) of this Agreement with respect to a breach of, or inaccuracy in, any or all of the Business Representations only if and to the extent that (i) the aggregate of all of their liability under such indemnity obligations pursuant to Section 8.2(a)(i) of this Agreement with respect to any individual claim for a breach of, or inaccuracy in, a Business Representation (or series of related claims) exceeds $20,000 (a “Qualifying Claim”) and (ii) the aggregate of all of their liability under such indemnity obligations pursuant to Section 8.2(a)(i) with respect to all Qualifying Claims exceeds $1,150,000 (the “Deductible”); provided, however, that in no event shall the aggregate liability of the Stockholders pursuant to Section 8.2(a)(i) of this Agreement (x) with respect to a breach of, or inaccuracy in, any or all of the Business Representations exceed $575,000, and (y) with respect to a breach of, or inaccuracy in, any or all of the Fundamental Representations, the Tax Representations and the Environmental Representations exceed $1,725,000 (the “Stockholder Payment Caps”).
(b)The amount of Losses for which indemnification is provided under this Article VIII shall be calculated net of any amounts actually recovered by the Parent Indemnified Party under insurance policies (other than the R&W Insurance Policy) with respect to such Losses (net of any costs to recover such insurance payments and any increased premiums resulting therefrom). Except with respect to the calculation of the threshold amounts set forth in Sections 8.3(a)(i) and (a)(ii), the amount of Losses for which indemnification is provided under this ARTICLE VIII shall be calculated net of any Tax benefits actually realized by Parent, the Company or any of its Subsidiaries in the Taxable period that includes the indemnity payment, any carryback Tax period prior to such Taxable period, or the two (2) Tax years immediately following such Taxable period (solely through a reduction in cash Tax payments required to be made or an increase in Tax refunds actually received), which Tax benefits shall be calculated net of any cash Tax costs, in each case, as a result of the Losses or receipt of an indemnity payment on a claim therefor.
(c)Parent and the Stockholders acknowledge that Parent has obtained the R&W Insurance Policy for coverage of the Stockholders’ indemnification obligations pursuant to Section 8.2(a)(i) with respect to the representations and warranties of the Company contained in this Agreement without regard to the Stockholder Payment Caps. Notwithstanding anything to the contrary in this Agreement, with respect to Losses relating to a breach of, or inaccuracy in, any or all of the representations and warranties of the Company contained in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company pursuant to this Agreement in excess of the Stockholder Payment Caps, the Parent Indemnified Persons’ sole and exclusive recourse for the Stockholders’ indemnification obligations pursuant to Section 8.2(a)(i) shall be limited to the extent of the coverage provided under the R&W Insurance Policy.
(d)Notwithstanding the fact that any Indemnified Party may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Party shall be entitled to recover the amount of any Losses suffered by such Indemnified Party more than once, regardless of whether such Losses may be as a result of a breach of more than one representation, warranty or covenant; provided, however, that the foregoing limitation shall not prevent an Indemnified Party from recovering all Losses to which it is entitled hereunder arising out of the same set of facts, events, conditions or circumstances (but not more than once) notwithstanding the fact that an indemnification claim for such Losses is based upon more than one representation, warranty or covenant.
(e)No Parent Indemnified Party shall be entitled to indemnification pursuant to this Agreement with respect to Losses arising in connection with a breach of or any inaccuracy in any of the representations and warranties of the Company set forth in this Agreement or Tax Losses if and to the extent that the alleged breach or Tax Loss relates to a balance sheet asset or liability that was reflected in the calculation of Closing Net Working Capital.
(f)Notwithstanding anything in this Agreement to the contrary but subject to the rights of the Parent Indemnified Parties to recover under the R&W Insurance Policy and under ARTICLE IX, the remedies provided in this ARTICLE VIII shall be the exclusive monetary remedies of the parties hereto and their heirs, successors and assigns after the Closing with respect to a breach of, or inaccuracy in, any of the representations or warranties set forth in this Agreement, except for (i) for actions for specific performance, injunctive relief or other equitable relief, and (ii) claims for fraud or intentional misrepresentation, in any which case the parties shall have all rights and remedies available under this Agreement and available under any Law.
(g)For purposes of this Section 8.3(g), a party making a claim for indemnity under Section 8.2 is hereinafter referred to as an “Indemnified Party” and the party against whom such claim is asserted is hereinafter referred to as the “Indemnifying Party.” All claims by any Indemnified Party under Section 8.2 hereof shall be asserted and resolved in accordance with the following provisions. If any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party is asserted against or sought to be collected from such Indemnified Party by a third party, said Indemnified Party shall with reasonable promptness notify in writing the Indemnifying Party of such claim or demand stating with reasonable specificity the nature of each individual item of Loss included in such claim, the date (if any) such item was paid or properly accrued, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which such Indemnified Party claims to be entitled hereunder; provided, however, that any failure to give such notice will not waive any rights of the Indemnified Party except to the extent the rights of the Indemnifying Party are actually prejudiced or to the extent that any applicable period set forth in Section 8.1 has expired without such notice being given. After receipt by the Indemnifying Party of such notice, then upon reasonable notice from the Indemnifying Party to the Indemnified Party, or upon the request of the Indemnified Party, the Indemnifying Party shall defend, manage and conduct any proceedings, negotiations or communications involving any claimant whose claim is the subject of the Indemnified Party’s notice to the Indemnifying Party as set forth above, and shall take all actions necessary, including the posting of such bond or other security as may be required by any Governmental Entity, so as to enable the claim to be defended against or resolved without expense or other action by the Indemnified Party. Upon the request of the Indemnifying Party, the Indemnified Party shall, to the extent it may legally do so and to the extent that it is reimbursed by the Indemnifying Party for any reasonable out-of-pocket costs and expenses thereby incurred,
(i)take such action as the Indemnifying Party may reasonably request in connection with such action,
(ii)allow the Indemnifying Party to dispute such action in the name of the Indemnified Party and to conduct a defense to such action on behalf of the Indemnified Party, and
(iii)render to the Indemnifying Party all such assistance as the Indemnifying Party may reasonably request in connection with such dispute and defense.
8.4.Purchase Price Adjustment. All amounts paid under this ARTICLE VIII (including any payment received by Parent under the R&W Insurance Policy) shall, to the extent permitted by Law, be treated as an adjustment to the consideration being paid for the Company Common Stock.
ARTICLE IX
TAX MATTERS
9.1.Taxes and Tax Refunds for Pre-Closing Tax Periods.
(a)The Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, indemnify the Parent Indemnified Parties against, and be liable for any and all Losses (all herein referred to as “Tax Losses”) arising out of, resulting from or in any way related to:
(i)any Taxes imposed on the Company or any of its Subsidiaries attributable to the operations of the Company or any of its Subsidiaries for any Pre-Closing Tax Period (“Pre-Closing Taxes”), including, for the avoidance of doubt, all Transaction Payroll Taxes; provided, however, that such payments will be required to be made only to the extent of the amount of the liability for Pre-Closing Taxes which (A) is in excess of the amount of Pre-Closing Taxes actually paid by the Company or any of its Subsidiaries on or prior to the Closing Date and (B) has not already been reflected in the calculation of Closing Net Working Capital; or
(ii)any liability of the Company or any of its Subsidiaries as a result of the applicability of Treasury Regulation Section 1.1502-6 or similar provisions of foreign, state or local Tax law for Taxes of any affiliated corporation (other than the Company and its Subsidiaries) for Taxes incurred on or prior to the Closing Date.
(b)Subject to the resolution of any Tax contest pursuant to Section 9.4, upon notice (the “Tax Loss Notice”) from Parent to the Representative that a Parent Indemnified Party is entitled to an indemnification payment for a Tax Loss pursuant to Section 9.1(a), which Tax Loss Notice shall state with reasonable specificity the nature of such Tax Loss, the date (if any) such item was paid or properly accrued, and the computation of the amount of such Tax Loss, the Representative shall, except to the extent that such Tax Loss, or the Stockholders’ liability with respect thereto, is disputed, pay to the Parent Indemnified Party on behalf of the Stockholders the amount of such Tax Loss set forth in such Tax Loss Notice by wire transfer of immediately available funds from the Representative Holdback Account within five (5) Business Days of receipt of such Tax Loss Notice; provided, however, that if the amount of such Tax Loss exceeds the amount of funds then remaining in the Representative Holdback Account (such amount, the “Tax Loss Shortfall Amount”), then (i) the Representative shall pay to Parent the amount then remaining in the Representative Holdback Account and (ii) the Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, pay to Parent the Tax Loss Shortfall Amount, each within five (5) Business Days of receipt of such Tax Loss Notice.
(c)Notwithstanding anything to the contrary contained in this Agreement, the indemnification obligations of the Stockholders under Section 9.1(a) shall survive the Closing until the end of the applicable statutes of limitations. With respect to any indemnification obligation for any Tax for which a Taxing Authority asserts a claim within ninety (90) days before the end of the applicable statute of limitations, a Parent Indemnified Party shall be treated as having provided timely notice to the Representative by providing written notice to the Representative on or before the ninetieth (90th) day after the Parent Indemnified Party’s receipt of a written assertion of the claim by the Taxing Authority.
(d)The Stockholders shall be entitled to receive any refund of Taxes (including refunds paid by credit against Taxes of Parent, the Company or any of its Subsidiaries) attributable to any Pre-Closing Tax Period and any overpayment of estimated Pre-Closing Taxes by the Company or any of its Subsidiaries, plus any interest on any such refund or credits received from the applicable Taxing authority. Parent shall, and shall cause the Company and its Subsidiaries to, cooperate with the Representative in obtaining any refunds or credits which the Stockholders are entitled to receive under this Section 9.1. Such cooperation shall include (i) informing the Representative if and the extent that Parent, the Company or any Subsidiary of the Company becomes aware of the possible availability of any such refund or credit, (ii) filing claims or amended Tax Returns at the request of the Representative to obtain any such refund or credit and (iii) paying the amount of such credit or refund over to the Representative (for further payment to the Stockholders, subject to Section 11.1(c), in accordance with their respective Equity Ownership Percentages and the payment instructions set forth in their respective Letters of Transmittal) by wire transfer within five (5) Business Days after the receipt thereof.
(e)If and to the extent it is determined at any time that any Tax deduction that is intended to be taken by and for the benefit of the Company or any of its Subsidiaries since the Acquisition Date in the Pre-Closing Tax Period ending on the Closing Date as set forth in Section 2.8 cannot be deducted in such Pre-Closing Tax Period and must be deducted in a subsequent post-Closing Tax period to reduce its income Tax liability for any Taxable period commencing after the Closing Date, Parent, the Company or its Subsidiaries shall take such applicable Tax deductions, in each case as and when permitted under applicable Tax Law, and shall pay over to the Representative (for further payment to the Stockholders, subject to Section 11.1(c), in accordance with their respective Equity Ownership Percentages and the payment instructions set forth in their respective Letters of Transmittal) the amount of any Tax savings realized by Parent, the Company or its Subsidiaries as a result of such applicable Tax deductions. For the purposes of this Section 9.1(e), Tax savings will be deemed realized from the Tax deductions referred to herein (x) upon the filing of an annual income Tax Return for a post-Closing Tax period (including a short period income Tax Return) that shows a reduced Tax liability as a result of such Tax deductions or (y) upon receipt of a Tax refund payable as a result of such Tax deductions with respect to a post-Closing Tax period. The calculation of the Tax savings realized from the Tax deductions referred to in this Section 9.1(e) for a Taxable period or portion thereof ending after the Closing Date shall be based on a “with and without” calculation (i.e., the payment of the Tax savings will only be made if the Tax deductions generated a reduced Tax liability or Tax refund, assuming that it was the last deduction taken into consideration for the applicable Taxable period). For each year with respect to which any Tax deductions referred to in this Section 9.1(e) remain outstanding, Parent will deliver to the Representative no later than five (5) Business Days after the filing of the applicable Tax Returns for the prior Taxable period, a statement in reasonable detail, together with any applicable supporting materials, of the then outstanding Tax deductions and such “with and without” calculation for such prior Taxable period. Without the Representative’s prior written consent, Parent shall not make, nor permit the Company or any of its Subsidiaries to make, any carryback of any net operating losses or credits to a Pre-Closing Tax Period or make any other Tax elections that would reduce the amount of any refunds of Taxes or credits against Taxes for the benefit of the Stockholders as provided in this Section 9.1(e).
(f)Parent shall be responsible for and shall pay any Taxes attributable to the operations of the Company or any of its Subsidiaries attributable to that portion of any Straddle Period beginning after the Closing Date as well as for any Taxes attributable to the operations of the Company or any of its Subsidiaries for any Tax period beginning after the Closing Date. Parent shall be entitled to any refund of Taxes attributable to any Straddle Period to the extent such refund is attributable to the portion of such Straddle Period beginning after the Closing Date.
9.2.Allocation of Straddle Period Taxes. For purposes of this ARTICLE IX, in order to apportion appropriately any Taxes relating to a Straddle Period, the Parties shall, to the extent permitted or required under applicable Law, treat the Closing

Date as the last day of the taxable year or period of the Company and all of its Subsidiaries for all Tax purposes. In any case where applicable Law does not permit the Company or any of its Subsidiaries to treat the Closing Date as the last day of the taxable year or period, the portion of any Taxes that are allocable to the portion of the Straddle Period ending on the Closing Date shall be (i) in the case of Taxes that are imposed on a periodic basis (for example, property taxes), deemed to be the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in clause (i), deemed equal to the amount that would be payable if the taxable year or period ended on the Closing Date (such as taxes that are either based on or related to income or receipts or imposed in connection with any sale or other transfer or assignment of property).
9.3.Tax Returns.
(a)Parent agrees that the Representative shall direct the Company and its Subsidiaries in the preparation and filing, when due (taking into account all extensions properly obtained), of all Tax Returns that are required to be filed by or with respect to the Company or any Subsidiary of the Company for any taxable period ending on or prior to the Closing Date. The Stockholders shall bear the expense for the preparation and filing of all Tax Returns that are required to be filed by or with respect to the Company or any Subsidiary of the Company for any taxable period ending on or prior to the Closing Date (with such expenses being paid out of the Representative Holdback Account or, if such expenses exceed the amount of funds then remaining in the Representative Holdback Account, then the Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, pay the amount of such excess expenses).
(b)Parent shall prepare and file or cause to be prepared and filed when due (taking into account all extensions properly obtained) all Tax Returns for any Straddle Periods that are required to be filed by or with respect to the Company or any of its Subsidiaries, provided that any Tax Return for a Straddle Period shall be submitted to the Representative at least thirty (30) calendar days prior to its due date (taking into account all extensions properly obtained) for the Representative’s review and comment, which comments shall be discussed by Parent with the Representative to determine in good faith whether the Tax Returns for the Straddle Period should reflect the Representative’s comments.
(c)Any Taxes shown to be due in respect of such Tax Returns for Pre-Closing Periods and for Straddle Periods which are prepared and filed pursuant to this Section 9.3 shall be paid by the Representative on behalf of the Stockholders at least two (2) Business Days prior to the due dates for such Tax Returns.
9.4.Tax Contests.
(a)If Parent or any of its Affiliates or the Representative receives notice from any Governmental Entity of any proposed or actual audit, examination, adjustment, claim, assessment or demand concerning the amount of Taxes of the Company or any or its Subsidiaries with respect to any Pre-Closing Tax Period, such Party shall inform the other thereof within ten (10) Business Days after receipt of such notice. No failure or delay in providing such notice shall reduce or otherwise affect the obligations or liabilities of any Party hereto, except to the extent such failure or delay adversely affects the recipient Party’s ability to defend against any liability or claim with respect to such Taxes. Any notice shall be accompanied by a copy of any written notice or other document received from the applicable Governmental Entity with respect to such matter.
(b)Except as otherwise provided in this Section 9.4, the Representative shall have the sole right to control, at the expense of the Stockholders, the contest of any audit, dispute or administrative, judicial or other proceeding relating to the Taxes of the Company or any of its Subsidiaries for any taxable period ending on or before the Closing Date so long as (i) the Representative notifies Parent in writing within fifteen (15) days after Parent (or Parent’s Affiliate) has given notice of such claim that the Stockholders will indemnify the Parent Indemnified Parties from and against the entirety of any Tax Losses the Parent Indemnified Parties may suffer resulting from, arising out of, relating to, in the nature of, or caused by the claim, and (ii) the Representative conducts the defense of the claim actively and diligently. If any of the conditions in the preceding sentence are or become unsatisfied, (A) Parent may defend against, and, with the consent of the Representative (which shall not be unreasonably withheld or delayed), consent to the entry of any judgment or enter into any settlement with respect to, the claim in any manner that it may deem appropriate, (B) the Stockholders will reimburse Parent for the reasonable costs of defending against the claim (including attorneys’, accountants’ and experts’ fees and disbursements) and (C) the Stockholders will remain responsible for any Tax Losses the Parent Indemnified Parties may suffer to the fullest extent provided in this Article IX. If the Representative elects to control any such contest, Parent may, at its expense, participate in such contest. Parent shall have the sole right to control, at its expense, the contest of any audit, dispute or administrative, judicial or other proceeding relating to the Taxes of the Company or any of its Subsidiaries for any Straddle Period or for any period commencing after the Closing Date. If Parent elects to control any such contest relating to any Straddle Period, the Representative may, at its expense, participate in such contest. No audit, dispute or administrative, judicial or other proceeding may be settled (i) in the case of any such contest relating to a Pre-Closing Tax Period by the Representative without Parent’s prior written consent if such settlement would have an adverse impact on Parent or any of its Affiliates, or (ii) in the case of any such contest relating to a Straddle Period, by Parent without the Representative’s prior written consent if such settlement would have an adverse impact on any Stockholder; provided, however, that no such consent by the Representative or Parent shall be unreasonably withheld or delayed.
9.5.Assistance and Cooperation. The Representative and Parent shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company and its Subsidiaries as is reasonably requested for the filing of any Tax Returns, for the preparation of any audit, for the filing of Tax refund claims or amended Tax Returns and for the prosecution or defense of any Tax claim. Parent shall, and shall cause the Company and its Subsidiaries to, preserve and keep all books and records with respect to Taxes and Tax Returns of the Company and its Subsidiaries until the expiration of the applicable statute of limitations. Any information obtained under this Section 9.5 shall be kept confidential except (i) as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding or (ii) with the consent of the Party in possession of such information.
9.6.Transfer Taxes. Parent, on the one hand, and the Stockholders, on the other hand, shall each be responsible for one-half of (i) any and all transfer, documentary, sales, use, stamp, registration and other Taxes and fees payable in connection with the consummation of the transactions contemplated by this Agreement and (ii) the costs of filing all necessary Tax Returns and other documentation with respect to all such Taxes and fees. Parent shall file all necessary Tax Returns and other documentation with respect to, and pay when due, all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by Law, the Representative, on behalf of the Stockholders, shall join in the execution of any such Tax Returns and documentation. The Representative, on behalf of the Stockholders, shall pay to Parent the Taxes, fees and costs for which the Stockholders are responsible under this Section 9.6 by wire transfer of immediately available funds from the Representative Holdback Account at least two (2) Business Days prior to the applicable due dates, provided, however, that if the amount of such Taxes, fees and costs exceeds the amount of funds then remaining in the Representative Holdback Account, then (x) the Representative shall pay to Parent the amount then remaining in the Representative Holdback Account and (ii) the Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, pay to Parent the amount of such excess, each at least two (2) Business Days prior to the applicable due date.
9.7.Treatment of Payments. All amounts paid under this ARTICLE IX shall, to the extent permitted by Law, be treated for all purposes as an adjustment to the consideration being paid for the Company Common Stock.
ARTICLE X
DEFINITIONS; CONSTRUCTION
10.1.Definitions. For the purposes of this Agreement:
“Accounting Arbitrator” means (i) BDO Seidman LLP, or (ii) if such firm is unable or unwilling to serve, another recognized firm of independent accountants selected by mutual agreement of Parent and the Representative.
“Acquisition Date” means May 23, 2011.
“Affidavit of Loss” is defined in Section 2.3(e).
“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For the purpose of this definition, the term “control” of a Person means the power to direct, or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms and phrases “controlling,” “controlled by” and “under common control” have correlative meanings.
“Agreement” is defined in the Preamble.
“Alternative Transaction” is defined in Section 5.15(a).
“Ancillary Agreements” means all agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.
“Anti-Terrorism Law” means any Law relating to terrorism or money-laundering, including Executive Order No. 13224 and the USA Patriot Act.
“Balance Sheet Date” is defined in Section 3.7(a).
“Board” is defined in Recital B.

“Business Day” means any day of the year on which national banking institutions in the State of New York are open to the public for conducting business and are not required to close.
“Business Representations” is defined in Section 8.1.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.
“Certificate” means a stock certificate evidencing shares of Company Common Stock.
“Certificate of Merger” is defined in Section 1.3.
“Closing” is defined in Section 1.2.
“Closing Date” is defined in Section 1.2.
“Closing Cash” means the consolidated cash and cash equivalents of the Company as of 12:01 a.m., Michigan time, on the morning of the Closing Date less the amount of any liabilities for outstanding checks or bank overdrafts of the Company and its Subsidiaries at such time.
“Closing Debt” means the aggregate amount of all outstanding Debt as of 12:01 a.m., Michigan time, on the morning of the Closing Date (including such Debt to be paid or satisfied on the Closing Date in accordance with the Payoff Letters).
“Closing Net Working Capital” means, as of 12:01 a.m., Michigan time, on the morning of the Closing Date, the current assets (excluding Closing Cash, income Tax assets and the Indemnity Receivable) minus the current liabilities (excluding Debt, income Tax liabilities and any liabilities for outstanding checks or bank overdrafts) of the Company, all as determined on a consolidated basis in accordance with GAAP applied on a basis consistent with the accounting policies, methodologies, practices and procedures used to prepare the December 31, 2013 audited consolidated balance sheet included in the Company Financial Statements.
“Closing Statement” is defined in Section 2.5(a).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” is defined in the Preamble.
“Company Aircraft” is defined in Section 3.27(a).
“Company Balance Sheet” is defined in Section 3.7(a).
“Company Common Stock” is defined in Section 2.1(a).
“Company Employee Plan” means any plan, program, policy, practice, Contract, agreement or other arrangement (written or oral) providing for deferred compensation, profit sharing, bonus, severance, change-of-control payments, termination pay, performance awards, stock option, share appreciation right or other stock-related awards, fringe benefits, group or individual health, dental, medical, life insurance, survivor benefit or other welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its ERISA Affiliates for the benefit of any Employee, director and/or consultant, or pursuant to which the Company or any of its ERISA Affiliates has or may have any obligation or liability, contingent or otherwise.
“Company Financial Statements” is defined in Section 3.7(a).
“Company Indemnified Parties” is defined in Section 8.2(b).
“Company Intellectual Property” means any and all Intellectual Property that is (i) used by the Company and its Subsidiaries in their businesses as currently conducted or proposed to be conducted or (ii) incorporated in, forming any part of or used to provide any of the Company or its Subsidiaries’ services, including all Company Software.
“Company Material Adverse Effect” means a material adverse effect (a) on the business, assets, liabilities, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (i) events, changes, developments or circumstances relating to the industries or the markets in which the Company and its Subsidiaries operate, including changes resulting from weather or natural conditions, or changes in Law or the interpretation or enforcement thereof (including, but not limited to, changes in reimbursement rates), (ii) events, changes, developments, conditions or circumstances that effect the U.S. economy generally, (iii) an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to any of the foregoing, in each case, whether occurring within or outside the U.S., (iv) changes in Law or GAAP, (v) any change, effect, circumstance or event arising from the announcement of this Agreement or (vi) any action or omission of the Company or any of its Subsidiaries prior to the Closing Date contemplated by this Agreement or taken with the prior written consent of Parent, as long as, in the case of the foregoing clauses (i) through (iv), such change, circumstance, event or effect has not had, and would not reasonably be expected to have, a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other Persons operating in the industry sector or sectors in which the Company and its Subsidiaries operate, or (b) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
“Company Material Contract” is defined in Section 3.13(b).
“Company Representatives” is defined in Section 5.15(a).
“Company Software” means any and all Software that is (i) used or currently being developed for use by the Company or its Subsidiaries in the operation of their respective businesses as currently conducted or proposed to be conducted, in each case, without giving effect to the consummation of the transactions contemplated by this Agreement; or (ii) incorporated in, forming any part of or used to provide any of the Company or its Subsidiaries’ services.
“Company’s Knowledge” (including any derivation thereof such as “known” or “knowing”) means the actual knowledge of any of Dave Schembri, Tom Stenglein, Michael Garvin, Hugh Cutler, David Camden, Pete Bamrick, Scott McCarthy or Aaron Mazzolini after inquiry of Persons reporting directly to them with respect to the matter in question.
“Confidentiality Agreement” is defined in Section 5.2.
“Consents” means approvals, consents (including negative consents), waivers, filings, authorizations, licenses, permits, notices, reports or similar items.
“Constitutional Documents” means, as to any Person, the constitutional or organizational documents of such Person, including any charter, certificate or articles of incorporation, certificate of formation, articles of association, bylaws, trust instrument, partnership agreement, limited liability company agreement or similar document.
“Contract” means any written or oral legally binding means any agreement, contract, mortgage, indenture, lease, license, instrument, document, obligation or commitment that is legally binding, including all amendments, modifications and supplements thereto, provided, however, that the term Contract does not include purchase orders entered into in the ordinary course of business.
“Covered Persons” is defined in Section 5.4(a).
“D&O Tail Policy” is defined in Section 5.4(c).
“Debt” means, without duplication, (i) any indebtedness of the Company or any of its Subsidiaries for borrowed money and accrued but unpaid interest, premiums and penalties relating thereto, (ii) any indebtedness of the Company or any of its Subsidiaries evidenced by a note, bond, debenture or other similar security, (iii) all obligations under leases to which the Company or any of its Subsidiaries are a party and which have been or are required to be recorded as capitalized leases under GAAP, and (iv) any indebtedness or obligations referred to in the foregoing clauses (i), (ii) and (iii) of any Person which is either guaranteed by, or secured by a Lien upon any property or asset owned by, the Company or any of its Subsidiaries.
“Deductible” is defined in Section 8.3(a).
“DGCL” is defined in Recital A.
“Disclosure Letter” is defined in the preamble to ARTICLE III.
“Disputed Matters” is defined in Section 2.5(c).
“Dissenting Shares” is defined in Section 2.2.
“DOT” means the U.S. Department of Transportation.

“Effective Time” is defined in Section 1.3.
“Employee” means any current, former, or retired employee of the Company or any of its Subsidiaries.
“Environmental Claims” is defined in Section 3.18(b).
“Environmental Law” means any and all Laws and Permits issued, promulgated or entered into by any Governmental Entity relating to the environment, the protection or preservation of human health or safety, including the health and safety of employees, the preservation or reclamation of natural resources, or the treatment, storage, disposal, management, Release or threatened Release of Hazardous Materials, in each case as in effect on the date hereof and as may be issued, promulgated or amended from time to time.
“Environmental Representations” is defined in Section 8.1.
“Equity Interest” means, with respect to any Person, any outstanding shares of capital stock, subscriptions, options, calls, warrants or other rights to acquire capital stock, whether or not currently exercisable.
“Equity Ownership Percentage” means, for each Stockholder, an amount equal to the quotient of (i) the number of shares of Company Common Stock held by such Stockholder immediately prior to the Effective Time, divided by (ii) the number of shares of Company Common Stock outstanding (excluding treasury shares) immediately prior to the Effective Time, such number to be rounded to six decimal places.
“Equity Securities” means, with respect to any Person, any of its capital stock, partnership interests (general or limited), limited liability company interests, trust interests or other securities which entitle the holder thereof to participate in the earnings of such Person or to receive dividends or distributions on liquidation, winding up or dissolution of such Person, or to vote for the election of directors or other management of such Person, or to exercise other rights generally afforded to stockholders of a corporation.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b)(i) of ERISA.
“Estimated Closing Cash” is defined in Section 2.5(a).
“Estimated Closing Debt” is defined in Section 2.5(a).
“Estimated Closing Net Working Capital” is defined in Section 2.5(a).
“Estimated Merger Consideration” means an amount equal to (i) One Hundred Fifteen Million Dollars ($115,000,000), minus (ii) the Representative Holdback Amount, minus (iii) the Estimated Unpaid Transaction Expenses, minus (iv) the Estimated Closing Debt, plus (v) the Estimated Closing Cash, minus (vi) the amount, if any, by which the Estimated Closing Net Working Capital is less than One Million Three Hundred Thousand Dollars ($1,300,000), plus (vii) the amount, if any, by which the Estimated Closing Net Working Capital is greater than Two Million Three Hundred Thousand Dollars ($2,300,000).
“Estimated Unpaid Transaction Expenses” is defined in Section 2.5(a).
“Executive Order No. 13224” shall mean the Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, relating to “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism”, as amended.
“Expiration Date” is defined in Section 8.1.
“FAA” means the U.S. Federal Aviation Administration.
“FCPA” is defined in Section 3.23(b).
“Final Closing Statement” is defined in Section 2.5(b).
“Final Merger Consideration” means an amount equal to (i) One Hundred Fifteen Million Dollars ($115,000,000), minus (ii) the Representative Holdback Amount, minus (iii) the Unpaid Transaction Expenses, minus (iv) the Closing Debt, plus (v) the Closing Cash, minus (vi) the amount, if any, by which the Closing Net Working Capital is less than One Million Three Hundred

Thousand Dollars ($1,300,000), plus (vii) the amount, if any, by which the Closing Net Working Capital is greater than Two Million Three Hundred Thousand Dollars ($2,300,000).
“Fundamental Representations” is defined in Section 8.1.
“GAAP” means generally accepted accounting principles effective in the U.S. as in effect on the date of this Agreement.
“General Release” is defined in Section 5.13.
“Governmental Entity” means any court, administrative agency or commission or other federal, state, county, local or foreign governmental entity, instrumentality, agency or commission.
“Hazardous Material” means those materials, substances, biogenic materials or wastes that are regulated by, or form the basis of liability under, any Environmental Law, including polychlorinated biphenyls, pollutants, solid wastes, explosive, radioactive or regulated materials or substances, hazardous or toxic materials, substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous substances pursuant to Section 101(14) of CERCLA.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“HSR Filing” is defined in Section 5.3(b).
“ICE” is defined in Section 3.19(d).
“Indemnified Party” is defined in Section 8.3(e).
“Indemnifying Party” is defined in Section 8.3(e).
“Indemnity Receivable” means that certain amount receivable by the Company from former stockholders of Active Aero Group, Inc., a Delaware corporation and a Subsidiary of the Company, in respect of Taxes relating to periods prior to the Acquisition Date as set forth in that certain letter, dated April 28, 2014, from the Representative to Brian Hermelin in his capacity as the representative of such former stockholders.
“Initial Per Share Merger Consideration” means an amount equal to (i) the Estimated Merger Consideration, divided by (ii) the number of shares of Company Common Stock outstanding (excluding treasury shares) immediately prior to the Effective Time.
“Initial Phantom Plan Payment” means the amount initially payable to a Phantom Plan Recipient pursuant to the Phantom Plan as set forth on the Phantom Plan and Transaction Bonus Schedule.
“Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos, design rights, other proprietary indicia of goods and services worldwide and Internet domain names and uniform resource locators, and the goodwill associated with any of the foregoing; inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, software, technical information and trade secrets; copyrights, copyrightable works, and rights in databases and data collections; original works of authorship in any medium of expression, whether or not published or registered, including source code, object code and software development documentation; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof; and all documentation and embodiments of the foregoing.
“IRS” means the Internal Revenue Service.
“Judgment” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity or arbitrator that is binding upon or applicable to such Person.
“Law” means any federal, state, foreign or local law, statute, ordinance, rule, order, regulation, writ, injunction, directive, order, judgment, treaty, decree or administrative or judicial decision.
“Lease” is defined in Section 3.11(a).

“Leased Real Property” is defined in Section 3.11(a).
“Legal Action” means any action, suit or proceeding of any nature, civil, criminal, administrative, regulatory or otherwise, in Law or in equity, by or before any court, tribunal, arbitrator or other Governmental Entity.
“Letter of Transmittal” is defined in Section 2.3(a).
“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever.
“Losses” shall mean, without duplication for purposes of recovery, losses, liabilities, damages, obligations, penalties, awards, fines, judgments, claims, deficiencies, liquidated damages, assessments, interest and penalties, costs and expenses, including reasonable attorneys’, accountants’, consultants’ and experts’ fees and expenses of investigation and defense; provided, however, that “Losses” shall not include any special or punitive damages awarded with respect to any claim, unless such damages are part of a Tax claim or a third party claim for which indemnification is sought pursuant to this Agreement, and shall not include any losses or damages based on any multiple of actual, direct losses or damages.
“Majority Stockholder” means Project Laser Holdings, LLC, a Delaware limited liability company.
“Material Carriers” is defined in Section 3.26.
“Material Customers” is defined in Section 3.26.
“Material Suppliers” is defined in Section 3.26.
“Merger” is defined in Recital A.
“Merger Sub” is defined in the Preamble.
“Non-Solicitation Agreement” is defined in Section 5.12.
“Objection Notice” is defined in Section 2.5(c).
“Objection Period” is defined in Section 2.5(c).
“Other Person Authorizations” is defined in Section 3.16(b).
“Outside Date” is defined in Section 7.1(b).
“Owned Real Property” is defined in Section 3.11(b).
“Parent” is defined in the Preamble.
“Parent Indemnified Parties” is defined in Section 8.2(a).
“Parties” means Parent, Merger Sub, the Company and the Representative and “Party” means any of the Parties.
“Payoff Letters” is defined in Section 5.11.
“Permits” means all licenses, permits, certificates, variances, exemptions, franchises and other approvals or authorizations issued, granted, given, required or otherwise made available by any Governmental Entity.
“Permitted Liens” means, with respect to any Person, Liens for (i) Taxes, assessments and other governmental charges, if such Taxes, assessments or charges are not due and payable or the Person is contesting them in good faith and has established adequate reserves for them; (ii) workmen’s, repairmen’s or other similar Liens incurred in the ordinary course of business in respect of obligations which are not overdue, (iii) minor title defects and recorded easements which do not, individually or in the aggregate, impair the continued use, occupancy, value or marketability of title of the property to which they relate, assuming that the property is used on substantially the same basis as such property is currently being used by the Company and its Subsidiaries, (iv) pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance or other programs required by applicable Law, and (v) any Lien against or affecting leased property which is not a violation of the lease for such property.

“Per Share Merger Consideration” is defined in Section 2.1(a).
“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.
“Phantom Plan” is defined in Section 3.3(b).
“Phantom Plan and Transaction Bonus Schedule” is defined in Section 5.5(d).
“Phantom Plan Amount” means an amount equal to (i) the aggregate Initial Phantom Plan Payments to be made to the Phantom Plan Recipients pursuant to the Phantom Plan in connection with the transactions contemplated by this Agreement, plus (ii) the aggregate Transaction Payroll Taxes incurred in connection with such Initial Phantom Plan Payments.
“Phantom Plan MOU” is defined in Section 5.5(b).
“Phantom Plan Recipient” means each recipient of an award granted under the Phantom Plan.
“Pre-Closing Period” is defined in Section 5.1.
“Pre-Closing Taxes” is defined in Section 9.1(a).
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date, and (ii) the portion of any Straddle Period ending on the Closing Date.
“Prohibited Person” shall mean any Person (i) listed in the Annex to, or is otherwise subject to the provisions of, Executive Order No. 13224, (ii) owned or controlled by, or acting for or on behalf of, any party described in clause (i) above, (iii) with whom any lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law, (iv) who commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224, (v) named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control at its official website, http://www.treas.gov/ofac/t11sdn.pdf, or at any replacement website or other official publication of such list or (vi) affiliated with any party described in clauses (i) through (v) above.
“Qualifying Claim” is defined in Section 8.3(a).
“R&W Insurance Policy” means that certain representation and warranty insurance policy issued by Allied World Surplus Lines Insurance Company with respect to the representations and warranties of the Company under this Agreement purchased by Parent in connection with the execution and delivery of this Agreement and attached as Exhibit D hereto.
“Registered Intellectual Property” means all patents, registered copyrights, registered trademarks and servicemarks, and Internet domain name registrations, and all applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof; and all documentation and embodiments of the foregoing.
“Release” has the meaning set forth in Section 101(22) of CERCLA.
“Representative” is defined in Section 11.1.
“Representative Holdback Account” is defined in Section 2.4(d).
“Representative Holdback Amount” means Three Million Dollars ($3,000,000).
“Shortfall Amount” is defined in Section 2.5(d).
“Software” means any and all (i) computer programs and applications, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations in digital form, including any and all data and collections of data in digital form, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, and (iv) all documentation, including user manuals and training materials, functional and technical specifications, relating to any of the foregoing.
“Stockholder Approval” means the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by Stockholders (whether at a special meeting of the Stockholders or by written consent) holding more than fifty percent (50%) of the outstanding shares of the Company’s Class A Voting Common Stock.

“Stockholder Approval Deadline” is defined in Section 5.10(a).
“Stockholder Notice” is defined in Section 5.10.
“Stockholder Payment Account” is defined in Section 2.3(c).
“Stockholder Payment Caps” is defined in Section 8.3(a).
“Stockholders” means the holders of shares of Company Common Stock.
“Stockholders Agreement” is defined in Section 3.6(b).
“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiary” of any Person means (i) a corporation of which such Person owns or controls such number of the voting securities which is sufficient to elect at least a majority of its Board of Directors or (ii) a partnership or limited liability company of which such Person (either alone or through or together with any other Subsidiary) is the general partner or managing entity.
“Surviving Corporation” is defined in Section 1.1.
“Tangible Company Properties” is defined in Section 3.10(b).
“Tax” means any federal, state, local or foreign income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, escheat and unclaimed property, excise, severance, stamp, occupation, premium, environmental (including taxes under Section 59A of the Code), vehicle, customs duties, capital stock, or property tax and any other similar governmental fee, assessment or charge constituting a tax, together with all interest, penalties, additions to tax and additional amounts with respect thereto, whether disputed or not, and any amounts payable pursuant to the determination or settlement of an audit.
“Tax Loss Notice” is defined in Section 9.1(b).
“Tax Loss Shortfall Amount” is defined in Section 9.1(b).
“Tax Losses” is defined in Section 9.1(a).
“Tax Representations” is defined in Section 8.1.
“Tax Returns” means all returns, declarations, reports, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.
“Taxing Authority” means any Governmental Entity responsible for the administration or imposition of any Tax.
“Transaction Bonuses” means the bonuses payable in connection with the consummation of the transactions contemplated by this Agreement to those Persons, and in the amounts, set forth in the Phantom Plan and Transaction Bonus Schedule, pursuant to agreements entered into by such Persons with Active Aero Group, Inc. prior to the Closing Date.
“Transaction Bonus Amount” means an amount equal to (i) the aggregate Transaction Bonuses to be made to the recipients thereof in connection with the transactions contemplated by this Agreement, plus (ii) the aggregate Transaction Payroll Taxes incurred in connection with such Transaction Bonuses.
“Transaction Expenses” means all fees, costs and expenses (including investment bankers and financial advisors, attorneys’ and accountants’ fees, costs and expenses) incurred by the Company or any of its Subsidiaries (on behalf of the Company, any Subsidiary or any Stockholder) in connection with the transactions contemplated by this Agreement (including such fees, costs and expenses arising after the Closing), including (a) the costs and expenses of the D&O Tail Policy, (b) the cost of the premium and other costs and expenses of the R&W Insurance Policy in excess of $200,000, in an amount not to exceed $200,000, (c) one-half of the cost of the premium and other costs and expenses of the R&W Insurance Policy in excess of $400,000 and (d) any bonus, severance, change-in-control or similar payment obligations of the Company or its Subsidiaries resulting solely from, or solely in connection with, the consummation of the Merger and the other transactions contemplated hereby, as well as any related Transaction Payroll Taxes, including the Phantom Plan Amount, the Transaction Bonus Amount, any payments made at the request of the Representative pursuant to Section 2.7 and any Losses incurred or suffered by any Parent Indemnified Party directly or indirectly arising out of, resulting from or in any way related to the Phantom Plan, including any payments made thereunder.

“Transaction Payroll Taxes” means the employer portion of payroll or employment Taxes incurred in connection with any bonuses or other compensatory payments in connection with the transactions contemplated by this Agreement, including with respect to the Initial Phantom Plan Payments, the Transaction Bonuses and any payments made at the request of the Representative pursuant to Section 2.7.
“Treasury Regulations” means the regulations currently in force as final or temporary that have been issued by the U.S. Department of Treasury under its authority under the Code, and any successor regulations.
“Unpaid Transaction Expenses” means the Transaction Expenses that remain unpaid as of 12:01 a.m., Michigan time, on the morning of the Closing Date.
“USA Patriot Act” shall mean the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001” (Public Law 107-56), as amended.
10.2.Construction.
(a)Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(b)The words “include” and “including” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”.
(c)Except as otherwise indicated, all references in this Agreement to “Articles”, “Sections”, “Exhibits” and “Schedules” are intended to refer to the Articles and Sections of this Agreement, and to the Exhibits and Schedules to this Agreement, including the Disclosure Letter, as the context may require. All such Exhibits and Schedules, including the Disclosure Letter, shall be deemed a part of, and are hereby incorporated by this reference into, this Agreement.
(d)As used in this Agreement, a document shall be deemed to have been “made available” to Parent if, from the date of the Confidentiality Agreement and through the date that is two (2) Business Days prior to the date of this Agreement, such document has been made available for viewing by Parent in the electronic data room established by the Company in connection with the transactions contemplated by this Agreement.
(e)The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
ARTICLE XI
GENERAL PROVISIONS
11.1.Representative; Power of Attorney.
(a)By virtue of the approval and adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger, by the Stockholders, the acceptance of consideration under this Agreement and/or the completion, execution and delivery of the Letters of Transmittal, each of the Stockholders shall be deemed to have (i) designated Project Laser Holdings, LLC, a Delaware limited liability company, as the representative of the Stockholders (together with such Person’s permitted successors, the “Representative”), and (ii) appointed the Representative as the true and lawful agent and attorney-in-fact of each Stockholder to take any action (or refrain from taking any action) on behalf of the Stockholders that is contemplated to be taken by the Representative in that capacity by this Agreement, including to (A) give and receive notices and communications to or from Parent (on behalf of itself or any other Parent Indemnified Party) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by the Stockholders individually); (B) authorize deliveries (including by means of not objecting to claims) to Parent of funds from the Representative Holdback Account; (C) determine and finalize the Final Merger Consideration pursuant to Section 2.5, (D) object to any claims pursuant to ARTICLE VIII or ARTICLE IX; (E) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; (F) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Parent Indemnified Party, against the Stockholders, in each case relating to this Agreement or the transactions contemplated hereby or thereby; (G) amend this Agreement; and (H) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as the Representative may be replaced at any time by the Stockholders who held a majority of the shares of

Company Common Stock immediately prior to the Effective Time. No bond shall be required of the Representative, and the Representative shall receive no compensation for its services.
(b)In complying with its obligations pursuant to Section 2.3(c) of this Agreement, the Representative will examine each Letter of Transmittal and Certificate and other supporting documents received to ascertain whether they appear to have been completed and executed in all material respects in accordance with the instructions set forth in such Letter of Transmittal. In the event that the Representative determines that any Letter of Transmittal does not appear to have been properly completed or executed in all material respects, or, if applicable, that a Certificate does not appear to be in proper form for surrender, or any other material irregularity in connection with the surrender appears to exist, the Representative shall consult with Parent for instructions and shall not waive such irregularity in connection with the surrender without prior written approval from Parent. If (i) the number of shares of Company Common Stock that any Letter of Transmittal, Certificate or other supporting document may indicate are owned by a Stockholder is greater than (ii) the number of shares of Company Common Stock that Section 3.3(a) of the Disclosure Letter indicates such Stockholder owned of record, the Representative shall consult with Parent for instructions as to the number of shares of Company Common Stock it is authorized to accept for payment. In the absence of such instructions, the Representative is not authorized to make payment and shall, except as thereafter directed in writing by Parent, continue to hold any Certificates surrendered in connection therewith, the related Letter of Transmittal, and any other supporting documents received with such Certificates.
(c)The Representative shall not be liable to any Person for any act done or omitted hereunder as the Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Representative shall be reimbursed from the Representative Holdback Account for any reasonable expenses (including the reasonable fees of counsel) incurred in the performance of the Representative’s duties hereunder. The Representative shall also use the funds held in the Representative Holdback Account to pay any amounts required to be paid by or on behalf of the Company or the Stockholders, including amounts payable pursuant to Section 2.5(d), Section 8.2(a), Section 9.1(a), Section 9.1(b), Section 9.3(a) or Section 9.6, as well as amounts payable to Phantom Plan Recipients pursuant to Section 2.7 (including the related Transaction Payroll Taxes). Notwithstanding anything to the contrary in this Agreement, if the Representative reasonably believes that payments from the Representative Holdback Account pursuant to this Section 11.1(c) may be made in the future, then the Representative may withhold the estimated amount of such future payments, or any reasonable reserve therefor, from any amounts otherwise required to be distributed to the Stockholders under this Agreement.
(d)From and after the Closing, the Representative shall be allowed to continue to pursue the collection of the Indemnity Receivable on behalf of the Company at the expense of the Stockholders and in any commercially reasonable manner deemed appropriate by the Representative. Any amounts received by the Representative in respect of the Indemnity Receivable shall be retained by the Representative, and any amounts received by the Company in respect of the Indemnity Receivable shall be paid to the Representative by the Company within five (5) Business Days of such receipt, in each case for further payment to the Stockholders, subject to Section 11.1(c), in accordance with their respective Equity Ownership Percentages and the payment instructions set forth in their respective Letters of Transmittal. The Stockholders shall severally (in accordance with each Stockholder’s Equity Ownership Percentage), and not jointly, indemnify the Parent Indemnified Parties against, and be liable for any and all Losses arising out of, resulting from or in any way related to the subject matter of this Section 11.1(d).
11.2.Expenses. Except as otherwise specifically provided herein, each Party shall bear its own Transaction Expenses in connection with this Agreement and the transactions contemplated hereby.
11.3.Public Announcements. No public release or announcement concerning the Merger or the transactions contemplated hereby shall be issued by any Party without the prior written consent of Parent and the Company (for any such release or announcement prior to the Effective Time) or the Representative (for any such release or announcement after the Effective Time), which consent shall not be unreasonably withheld or delayed, except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Governmental Entity to which the relevant Party is subject (including the Securities and Exchange Commission), in which case the Party required to make the release or announcement shall use its commercially reasonable efforts to provide the other Party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing Party. The Parties may make additional announcements that are not inconsistent in any material respects with the Parties’ prior public disclosures regarding the substance of this Agreement without consent.

11.4.Notices. All notices and other communications hereunder shall be in writing and delivered personally or mailed by registered or certified mail, postage prepaid and return receipt requested, or by electronic mail or facsimile, as follows:
(a)    if to Parent or Merger Sub (or to the Surviving Corporation
after the Effective Time), to:
Roadrunner Transportation Systems, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110
Attention: Peter Armbruster
Facsimile: (414) 486-0093
E-mail: parmbruster@rrts.com
with a copy (which shall not constitute notice) to:
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
Attention: Jeremy D. Zangara
Facsimile: (602) 445-8307
E-mail: zangaraj@gtlaw.com
(b)    if to the Company prior to the Effective Time, to:
Active Aero Group Holdings, Inc.
____________________________
Belleville, Michigan 48111
Attention: President
Facsimile: (___) ___-____
E-mail:________________________
with a copy (which shall not constitute notice) to:
Bingham McCutchen LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626
Attention: James W. Loss, Esq.
Facsimile: (714) 830-0726
E-mail: jim.loss@bingham.com
(c)    if to the Representative to:
Project Laser Holdings, LLC
360 North Crescent Drive, South Building
Beverly Hills, CA 90210
Attention: General Counsel
Facsimile: (310) 712-1863
E-mail:    ___________________________
with a copy (which shall not constitute notice) to:
Bingham McCutchen LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626
Attention: James W. Loss, Esq.
Facsimile: (714) 830-0726
E-mail: jim.loss@bingham.com
Each of the above addresses for notice purposes may be changed by providing appropriate notice hereunder. Notice given by personal delivery or registered or certified mail shall be effective upon actual receipt. Notice given by electronic mail or facsimile shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next normal Business Day after receipt if not received during the recipient’s normal business hours. All notices by facsimile shall be confirmed by the sender thereof promptly after transmission in writing by registered or certified mail or personal delivery.
11.5.Entire Agreement. This Agreement, the Exhibits and the Schedules hereto, including the Disclosure Letter, the R&W Insurance Policy and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.
11.6.Severability. In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
11.7.Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.
11.8.Successors and Assigns; Assignment; Parties in Interest. This Agreement shall inure to the benefit of, and be binding on, the Parties and their respective successors and assigns (if any). Except as otherwise specifically provided herein, no Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties; provided, however, that nothing herein shall prohibit the assignment of Parent’s rights (but not obligations) to any lender. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than a Party any rights, interests, benefits or other remedies of any nature under or by reason of this Agreement, except that the indemnification provisions of this Agreement are intended to benefit the Indemnified Parties, and the provisions of Section 5.4 are intended to benefit the Covered Persons, and all such intended third-party beneficiaries shall be entitled to enforce such provisions of this Agreement.
11.9.Amendment; Waiver. This Agreement may be amended by the Parties only by execution of an instrument in writing signed by (i) Parent and the Company if such instrument is executed prior to the Effective Time or (ii) Parent and the Representative if such instrument is executed after the Effective Time. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other, may, to the extent legally allowed, (x) extend the time for the performance of any of the obligations of the other Parties, (y) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto or (z) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement by any Party to any such extension or waiver shall be valid only if, and to the extent that, set forth in an instrument in writing signed on behalf of such Party. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
11.10.Governing Law; Venue.
(a)This Agreement shall be construed in accordance with, and governed in all respects by, the internal Laws of the State of Delaware, without giving effect to conflicts of law or choice of law provisions thereof.
(b)Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced in any state or federal court located in the State of Delaware. Each Party (i) expressly and irrevocably consents and submits to the jurisdiction of each such court, and each appellate court located in the State of Delaware, in connection with any such proceeding, (ii) agrees that each such court shall be deemed to be a convenient forum and (iii) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such Party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
11.11.Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT

OF OR RELATING TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.
11.12.Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.
11.13.Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signature page delivered by facsimile or electronic image transmission shall be binding to the same extent as an original signature page. Any Party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other Party that requests such original counterpart, it being understood and agreed that the failure to deliver any such original counterpart upon request shall not affect the binding nature of the signature page delivered by facsimile or electronic image transmission.
[The remainder of this page has been intentionally left blank. Signature page follows.]

In WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed and delivered by its duly authorized representative as of the date first written above.

THE COMPANY:		PARENT:

ACTIVE AERO GROUP HOLDINGS, INC.		ROADRUNNER TRANSPORTATION SYSTEMS, INC.

By:	/s/ Eva M. Kalawski	By:	/s/ Peter R. Armbruster
Name:	Eva M. Kalawski	Name:	Peter R. Armbruster
Title:	Vice President and Secretary	Title:	Vice President - Finance, Chief Financial Officer, Treasurer and Secretary

THE REPRESENTATIVE:		MERGER SUB:

PROJECT LASER HOLDINGS, LLC		PROJECT FALCON MERGER CORP.

By:	/s/ Eva M. Kalawski	By:	/s/ Peter R. Armbruster
Name:	Eva M. Kalawski	Name:	Peter R. Armbruster
Title:	Vice President and Secretary	Title:	Vice President - Finance, Chief Financial Officer, Treasurer and Secretary

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER